FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January-December 2018	1

FINANCIAL HIGHLIGHTS

•	Profitable and sustainable growth.

•

Differentiation strengthens our competitive position, enabling us to achieve further growth in value: LTE (+20% y-o-y; quarterly net adds +5.8m), mobile contract (+7%; +2.2m), smartphones (+6%; +0.9m), FTTx/Cable (+21%; +0.4m), Pay TV (+5%; +30k).

•

Revenues in the fourth quarter (€12,917m; -1.9% y-o-y), accelerated their organic growth to +3.0% y-o-y (+0.7 p.p. vs. prior quarter), on improved service revenue performance (+1.3% y-o-y, +0.1 p.p. vs. prior quarter) and a strong progress in handset sales (+18.5%). Revenues in 2018 (€48,693m; -6.4% y-o-y) increased by 2.4% in organic terms.

•	OIBDA (€3,537m in October-December; €15,571m in January-December) was down by 9.6% y-o-y in the quarter (+2.4% y-o-y organic) impacted by special factors amounting to -€472m, among others:

•	Restructuring costs (-€363m), total goodwill write-off in Mexico (-€242m), hyperinflation adjustment in Argentina (+€80m), adoption of IFRS 15 (+€40m) and tower sales (+€19m).

•	Net income totalled €3,331m in 2018 and increased by 6.4% y-o-y (€0.57 per share; +2.2%).

•	In October-December, net income reached €610m, down 11.9% y-o-y (€0.11 per share; -11.9%).

•	Efficient use of resources, radical transformation of networks and improved quality and customer experience.

•	50.5m premises passed with proprietary FTTx/Cable (+14% y-o-y) and 76% LTE coverage (+4 p.p.).

•	Over €300m digitalisation savings in 2018, 65% of processes already digitalised and real-time managed (+6 p.p. y-o-y).

•	Progress in deleverage.

•	Free cash flow excluding spectrum (€5,578m in January-December 2018) grew 5.3% y-o-y.

•	Net debt (€41,785m at December; -5.5% y-o-y) decreased for the 7th consecutive quarter (-€851m).

•	Net debt including post-closing events (divestments of T. Central America and Antares) would be further reduced by €1.4bn.

•

T. España; solid commercial activity and service revenue growth acceleration in the quarter (+0.6% y-o-y organic; +0.6 p.p. sequentially) driven by consumer and business segments; strong OpCF growth (+10.9%).

•

T. Brasil; revenue growth in the quarter (+0.5% y-o-y organic; +1.5 p.p. vs. prior quarter), solid OIBDA increase (+5.4%) and OIBDA margin expansion for the 8th straight quarter (+1.8 p.p.), to the record level of 39.1% organic.

•

T. Deutschland; mobile contract net adds of +279k in the quarter (+19.8% q-o-q), back to growth in revenues (+2.6% y-o-y organic) and network integration completed, with significant quality improvements.

•

T. UK; good mobile contract performance (+114K net adds ex M2M; +63% y-o-y), solid growth trends in the quarter in revenues (+5.3% y-o-y organic), OIBDA (+23.8%) and OpCF (+32.2%), and a market-leading contract churn.

•

T. Hispam Sur consolidated revenue and OIBDA growth in the quarter (+11.1% and +7.4% y-o-y organic, respectively) and significantly accelerated OpCF growth (+25.5%), recording positive contract net adds for the 5th consecutive quarter, with growth in accesses in all countries.

•	T. Hispam Norte; quarterly results significantly impacted by the regulation and competitive intensity in Mexico, highlighting the positive OpCF evolution (+32.7%).

•	Telefónica announces its guidance[1] for 2019:

•	Revenues: growth of around 2%

•	OIBDA: growth of around 2%

•	CapEx/sales (excluding spectrum): around 15%

•	Telefónica confirms shareholder remuneration for 2018 and announces the remuneration policy for 2019:

•	The second part of the 2018 dividend (€0.20 per share in cash) will be paid in June 2019.

•	Dividend for 2019 of €0.40 per share in cash, to be paid in December 2019 (€0.20 per share) and in June 2020 (€0.20 per share)[2].

[1]	Guidance 2019:

Guidance for 2019:

•

Assumes constant exchange rates of 2018 (average in 2018) except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period), excludes the hyperinflation adjustment in Argentina and considers constant perimeter of consolidation.

•	Does not include:

•	Write-offs, capital gains/losses from the sale of companies, material non-recurring impacts and restructuring costs.

•	The impact of the adoption of IFRS 16.

•	CapEx excludes investments in spectrum.

2018 adjusted bases: Revenues (€48,817m) and OIBDA (€15,879m)

•	Considering:

•	Average exchange rates in 2018 with the exception of Venezuela (synthetic exchange rate upon the close of each period).

•	Does not include:

•	Write-offs, capital gains/losses from the sale of companies, material non-recurring impacts and restructuring costs.

•	The hyperinflation adjustment in Argentina.

•	The Results of the operations of Telefónica in Guatemala, Catsa and Antares.

[2]	The adoption of the corresponding corporate resolutions will be proposed in due course, announcing the specific payment dates

Comments of José María Álvarez-Pallete, Chairman and Chief Executive Officer:

“ Our solid set of fourth-quarter results reflected the improvement in business’ sustainability. Value customers and their average lifetime continued increasing, while both revenue and operating cash flow growth accelerated.

In 2018, we regained customer relevance, resulting in the best-ever figure of customer satisfaction. We continued increasing the weight of high-growing revenues (broadband connectivity and services beyond connectivity) and investing in state-of-the-art technology networks. At the same time, we continued improving the Company’s financial flexibility with a solid free cash flow, growing ex-spectrum, which enabled us to reduce net debt for the third consecutive year. And all this, notwithstanding the negative impact from regulation.

This performance, together with the remarkable operating momentum in the initial months of 2019, allow us to announce with confidence our 2019 targets of continue growing in revenues and OIBDA, as we keep the CapEx/Sales ratio stable. In addition, we announce a stable, sustainable and attractive dividend in 2019 of 0.40 euros per share in cash, on the back of a solid and consistent cash flow generation”.

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - December	% Chg		Jan - Dec *	October - December	% Chg		Oct - Dec *
	2018	Reported	Organic	2018 (IAS 18)	2018	Reported	Organic	2018 (IAS 18)
Revenues	48,693	(6.4)	2.4	48,728	12,917	(1.9)	3.0	12,902
Telefónica España	12,706	0.4	0.4	12,709	3,253	0.3	0.3	3,252
Telefónica Deutschland	7,320	0.3	(0.1)	7,290	1,965	3.2	2.6	1,953
Telefónica UK	6,790	3.8	5.4	6,827	1,846	6.7	5.3	1,821
Telefónica Brasil	10,126	(15.8)	0.3	10,122	2,553	(11.7)	0.5	2,555
Telefónica Hispam Sur (1)	6,677	(18.8)	9.6	6,707	1,988	(3.9)	11.1	2,010
Telefónica Hispam Norte (2)(3)	4,075	(5.9)	(1.2)	4,079	1,037	(4.2)	(2.4)	1,038
Other companies & eliminations	1,000	5.2	8.9	994	275	13.1	10.3	273
Telxius	792	8.4	11.6	784	195	6.5	5.5	193

OIBDA	15,571	(3.8)	3.5	15,495	3,537	(9.6)	2.4	3,496
Telefónica España	4,763	(3.8)	(1.3)	4,764	966	(20.9)	(4.4)	964
Telefónica Deutschland	1,834	0.7	(1.0)	1,799	482	(4.1)	(4.0)	474
Telefónica UK	1,865	13.8	11.8	1,814	522	38.2	23.8	468
Telefónica Brasil	4,311	2.9	5.6	4,291	979	(4.8)	5.4	974
Telefónica Hispam Sur (1)	1,719	(24.4)	8.1	1,744	483	(8.0)	7.4	507
Telefónica Hispam Norte (2)(3)	793	(37.2)	(8.7)	802	45	(86.5)	(15.8)	51
Other companies & eliminations	286	n.m.	n.m.	281	59	c.s.	n.m.	58
Telxius	370	7.1	10.2	366	91	7.6	6.3	89

OIBDA margin	32.0%	0.9 p.p.	0.3 p.p.		27.4%	(2.3 p.p. )	(0.2 p.p. )
Telefónica España	37.5%	(1.6 p.p. )	(0.7 p.p. )		29.7%	(8.0 p.p. )	(1.9 p.p. )
Telefónica Deutschland	25.1%	0.1 p.p.	(0.2 p.p. )		24.5%	(1.9 p.p. )	(1.8 p.p. )
Telefónica UK	27.5%	2.4 p.p.	1.5 p.p.		28.3%	6.4 p.p.	3.8 p.p.
Telefónica Brasil	42.6%	7.7 p.p.	1.9 p.p.		38.4%	2.8 p.p.	1.8 p.p.
Telefónica Hispam Sur (1)	25.7%	(1.9 p.p. )	(0.4 p.p. )		24.3%	(1.1 p.p. )	(0.9 p.p. )
Telefónica Hispam Norte (2)(3)	19.5%	(9.7 p.p. )	(2.3 p.p. )		4.4%	(26.5 p.p. )	(4.4 p.p. )
Other companies & eliminations	28.6%	n.m.	14.4 p.p.		21.6%	c.s.	16.5 p.p.
Telxius	46.8%	(0.6 p.p. )	(0.6 p.p. )		46.6%	0.5 p.p.	0.4 p.p.

Operating Income (OI)	6,522	(4.0)	6.3		1,068	(35.2)	(6.6)

Net income attributable to equity holders of the Parent	3,331	6.4			610	(11.9)
Basic and diluted earnings per share (euros)	0.57	2.2			0.11	(11.9)

CapEx	8,119	(6.6)	(1.3)		2,438	(10.9)	(13.9)
Telefónica España	1,719	2.1	(5.1)		562	(4.1)	(23.7)
Telefónica Deutschland	966	1.6	1.7		226	(13.7)	(13.7)
Telefónica UK	1,464	77.2	7.1		263	17.9	17.9
Telefónica Brasil	1,910	(14.1)	2.4		488	(31.4)	(20.7)
Telefónica Hispam Sur (1)	1,116	(21.1)	8.0		431	(9.5)	2.8
Telefónica Hispam Norte (2)(3)	668	(47.1)	(26.8)		371	6.6	(21.3)
Other companies & eliminations	274	(17.9)	(15.1)		96	(24.5)	(24.2)
Telxius	181	(10.9)	(6.3)		49	(27.3)	(28.2)

Spectrum	868	61.4	66.4		255	n.s.	n.s.
Telefónica España	122	—	—		115	—	—
Telefónica Deutschland	—	—	—		—	—	—
Telefónica UK	588	—	—		—	—	—
Telefónica Brasil	2	—	—		2	—	—
Telefónica Hispam Sur (1)	21	(23.6)	42.1		4	c.s.	28.0
Telefónica Hispam Norte (2)(3)	135	(73)	(72)		135	n.m.	n.m.

OpCF (OIBDA-CapEx)	7,453	(0.5)	8.0		1,098	(6.7)	31.1
Telefónica España	3,044	(6.9)	0.6		404	(36.4)	10.9
Telefónica Deutschland	868	(0.3)	(3.7)		256	6.4	5.4
Telefónica UK	400	(50.7)	16.5		259	67.5	32.2
Telefónica Brasil	2,401	22.1	9.1		491	55.1	53.9
Telefónica Hispam Sur (1)	603	(29.9)	8.3		51	6.3	25.5
Telefónica Hispam Norte (2)(3)	125	c.s.	17.9		(326)	n.m.	32.7
Other companies & eliminations	12	c.s.	(79.4)		(37)	(82.0)	(46.4)
Telxius	189	32.8	33.9		41	150.9	148.1

•	Reconciliation included in the excel spreadsheets.

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	OIBDA and OI are presented before brand fees and management fees.

(1)	Telefónica Hispam Sur includes Argentina, Chile, Peru and Uruguay.
(2)	Telefónica Hispam Norte includes Colombia, Mexico, Venezuela, Central America and Ecuador.
(3)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business of T. Colombia from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.

•

Organic growth: Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period) and excludes in 2018 the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

The financial information related to January-December 2018 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). Telefonica Group applies hyper-inflation accounting to its companies whose functional currency is the Argentine peso for financial information of periods ended after July 1, 2018. According to the accounting reporting standards, hyper-inflation adjustment to financial results is applied retroactively since 1 January 2018 and the information presented in prior results will not be restated.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

In the fourth quarter of 2018, the strong commercial momentum on high-value customers continued (+5.8m net adds in LTE, +2.2m in mobile contract, +447k in UBB and +30k in pay TV). This greater commercial activity in high-value customers accelerated average revenue per access growth to +3.8% y-o-y in organic terms in the quarter (+3.2% in January-December), while churn remained stable. As a result, Telefónica Group’s access base stood at 356.2m, virtually stable y-o-y.

Thus, to highlight: i) LTE customers, totalled 117.4m (+20% y-o-y), with quarterly net additions of 5.8m (+19% sequential) and a penetration of 47% (+9 p.p. y-o-y); ii) mobile contract accesses (123.8m; +7% y-o-y), with net adds in the quarter of 2.2m (+18% y-o-y), the highest for the last 5 years, already accounting for 46% of total mobile accesses (+3 p.p.y-o-y); iii) smartphones (+6% y-o-y; 167.7m), with net additions in the quarter of 899k, reaching a penetration of 68% (+5 p.p. y-o-y); iv) FTTx/Cable (13.2M; +21% y-o-y) with quarterly net adds of 447k, already accounting for 61% of total fixed broadband accesses (+10 p.p. y-o-y), with a coverage of 50.5m premises passed with proprietary network (+14% y-o-y); and v) pay TV (8.9M; +5% y-o-y), with 30k net additions in the quarter.

Reported variations of the consolidated financial statements for January-December 2018 reflected the adoption of IFRS 15 and 9 since 1 January 2018 (January-December 2017 results are reported following prior accounting standards). Organic variations excluded the impact of the accounting change to IFRS 15 in 2018 (+€15m on revenues and +€40m on OIBDA in October-December; -€35m and +€76m respectively in 2018). The accounting change to IFRS 9 had no significant impact on the results.

Moreover, the depreciation against the euro of foreign currencies which Telefónica is exposed to, in particular the Brazilian real and the Argentine peso, had a negative impact on the Company’s reported results. In the fourth quarter, the exchange rate evolution (excluding the hyperinflation adjustment) reduced y-o-y growth of revenues by 7.2 p.p. and OIBDA by 7.8 p.p. (-8.2 p.p. and -9.3 p.p. respectively in January-December). However, the negative impact of the depreciation of currencies seen at the OIBDA level (-€1,511m in 2018) was significantly reduced in terms of cash flow generation (-€508m), since the depreciation also lowered payments of CapEx, taxes, and dividends to minority shareholders. The evolution of exchange rates also allowed the Company to reduce net financial debt by €213m over the last 12 months.

Additionally, the Group has applied hyperinflation accounting to its companies whose functional currency is the Argentine peso for periods ending 1 July 2018. The inflation adjustment on the financial statements is calculated retroactively since 1 January 2018, and has had a negative impact on the consolidated results of the Telefónica Group in January-December (-€313m on revenues, -€148m on OIBDA, -€308m on OI and -€70m on CapEx). However, following the Argentine peso’s appreciation against the euro from 30 September to 31 December, 2018, the hyperinflation adjustment had a positive impact on October-December consolidated revenues (+€305m), OIBDA (+€80m) and CapEx (+€53m).

Revenues (€12,917m in October-December; €48,693m in January-December) decreased 1.9% y-o-y in the quarter(-6.4% in 2018), due to the currency depreciation effect aforementioned. However, in organic terms revenue growth trend continued to accelerate to 3.0% in the quarter (+2.4% in January-December) on the back of the improvement in service revenues (+1.3% in October-December; +1.0% in January-December) and the strong progress in handset sales (+18.5% in the fourth quarter; +18.8% in 2018).

Mobile data revenues increased in the quarter by 6.6% y-o-y in organic terms (+7.6% in January-December), and represented 62% of total mobile service revenues (+3 p.p. y-o-y in organic terms).

Excluding the negative impact from regulation (-0.9 p.p. in the quarter; -1.1 p.p. in January-December), organic revenue growth would have accelerated to 3.9% y-o-y in the quarter (+3.5% in 2018).

Operating expenses (€9,560m in October-December; €33,955m in January-December) increased in the quarter by 0.9% y-o-y (-7.6% in January-December).

In the fourth quarter, net provisions for restructuring costs amounted to €363m (€219m in October-December 2017), of which €297m were in T. España, €38m in T. Deutschland, €26m in T. Hispam Sur, €19m in T. Brasil, €14m in T. Hispam Norte and -€30m in Other Companies, which affected “personnel expenses” (€341m) and “other net income/expenses” (€23m). In January-December, restructuring costs totalled €461m (€340m in 2017).

Thus, in organic terms, operating expenses increased by 4.3% y-o-y in October-December (+2.5% in 2018). Supplies accelerated their growth in the quarter (+8.0% in October-December; +4.7% in January-December) due to higher expenses associated with IT business increase, strong handset consumption and higher content costs, including punctual calendar effects related to motor content in T. España, despite interconnection savings. Other operating expenses increased (+1.4% in the fourth quarter; +1.1% in 2018), due to higher customer management and systems’ development costs. Personnel expenses increased by 1.8% y-o-y in the quarter (+0.7% in January-December) despite savings from headcount restructuring programs, mainly affected by salary updates in Argentina.

The average headcount in January-December 2018 stood at 121,853 employees (-2.8% y-o-y).

Gains on sale of fixed assets in the fourth quarter totalled €100m (€75m in the same period in 2017), highlighting the impact in OIBDA of capital gains from the sale of real estate assets (€44m in T. España and €37m in T. Colombia), €19m from the sale of towers (mainly in T. Hispam Norte), €12m from the sale of fibre assets in Mexico and -€3m from the capital loss on the sale of Catsa in T. España.

The impairment of goodwill and other assets, €228m in October-December (€341m in January-December), was mainly associated with the total write-off of the goodwill allocated to T. Mexico (€242m in the fourth quarter; €350m in 2018).

Operating income before depreciation and amortisation (OIBDA) (€3,537m in October-December; €15,571m in January-December) decreased by 9.6% y-o-y in the fourth quarter (-3.8% in the twelve months of 2018) affected by restructuring charges and goodwill impairments, as well as the effect of the exchange rate.

In organic terms, OIBDA increased by 2.4% y-o-y in the quarter (+3.5% in January-December), despite higher operating expenses, reflecting the positive revenue evolution and savings from digitalization and simplification, among other cost containment efforts. Excluding the impact from regulation (-0.9 p.p. in the fourth quarter and -1.7 p.p. in January-December), OIBDA would have risen by 3.3% y-o-y in organic terms in October-December and by 5.1% in 2018.

Underlying OIBDA amounted to €4,008m in October-December (-5.2% y-o-y) and €15,813m in January-December 2018 (-5.0%). Fourth quarter underlying OIBDA excluded the impact of the hyperinflation adjustment in Argentina (+€80m) and other net effects amounting to -€552m, including restructuring costs (-€363m), the total goodwill write-off in Mexico (-€242m), the adoption of IFRS 15 (+€40m) and tower sales (+€19m).

OIBDA margin stood at 27.4% in the fourth quarter (-2.3 p.p. y-o-y) and 32.0% in organic terms (-0.2 p.p. y-o-y). In January-December, it reached 32.0% (+0.9 p.p. y-o-y) and 32.3% in organic terms (+0.3 p.p. y-o-y).

Depreciation and amortisation stood at €2,468m in the quarter and rose by 9.0% y-o-y (-3.7% in January-December). In organic terms it increased 10.1% y-o-y (+1.3% in January-December), mainly due to higher amortisation in T. Deutschland, as a result of the mobile network consolidation, and in T. Brazil, after the increase in assets mainly associated with the fibre project acceleration.

Thus, operating income (OI) reached €1,068m in the quarter, decreasing by 35.2% y-o-y (-4.0% in January-December). In organic terms, it was down 6.6% y-o-y (+6.3% in 2018).

Net financial expenses in the fourth quarter (€380m) improved by €91m compared to the same period last year, mainly due to the reduction in debt and its average cost, as well as the positive impact of the hyperinflation adjustment. In January-December net financial expenses totalled €955m (€2,199m in 2017).

Corporate income tax represented an income of €48m in the fourth quarter, mainly affected by the recognition of tax credits, following the review of their projected future use, partially offset by a de-recognition of deferred tax assets for temporary differences in T. Mexico. In the year 2018, corporate income tax amounted to €1,621m (€1,219m in 2017).

Profit attributable to non-controlling interests in the fourth quarter (€128m) fell 3.0% y-o-y mainly due to the lower results attributed to the minority shareholders of T. Colombia and T.Brasil, affected by the exchange rate. In January-December this item totalled €619m (€246m in 2017).

Hence, profit attributable to ordinary equity holders of the parent company in the fourth quarter reached €610m, down 11.9% y-o-y (€3,331m in 2018; +6.4% vs. 2017).

In underlying terms, net income amounted to €1,261m in October-December (+24.6% y-o-y), after excluding net impacts amounting to -€651m:

•

on the negative side: i) in Mexico, total goodwill amortisation (-€242m) and de-recognition of deferred tax assets due to temporary differences (-€28m), ii) restructuring costs (-€262m), iii) amortisation of assets from purchase price allocation processes (-€103m), iv) the impact of the hyperinflation adjustment in Argentina (-€46m), v) capital loss from the sale of Catsa (-€3m) and vi) other effects (-€2m).

•	on the positive: i) the adoption of IFRS 15 (+€27m) and ii) capital gains from the sale of towers (+€8).

Basic earnings per share reached €0.11 in the fourth quarter, down 11.9% y-o-y (€0.57 in 2018; +2.2% y-o-y). In underlying terms, earnings per share amounted to €0.23 in October-December (+27.4% y-o-y) and €0.81 in January-December (+9.0% y-o-y).

CapEx for January-December amounted to €8,119m (-6.6% y-o-y) and included €868m from spectrum (€255m in October-December; €135m in Mexico and €115m in Spain). In organic terms, CapEx decreased by 1.3% and continued to focus on the radical transformation of networks (deployment of UBB networks, increased network capacity and virtualisation) and on improving quality and customer experience.

Operating cash flow (OIBDA-CapEx) reached €7,453m in January-December 2018 and fell by 0.5% y-o-y. In organic terms, it grew by 8.0% in 2018 (+31.1% y-o-y in the fourth quarter), with a positive contribution from both OIBDA and CapEx, reflecting the improved business performance and lower capital intensity.

Interest payments in the twelve months of 2018 (€1,636m) decreased by 5.2% y-o-y, and the effective cost of interest payments over the twelve month-period stood at 3.41% at December 2018 (3.45% at September 2018).

Tax payments amounted to €865m in 2018, decreasing by 14.0% y-o-y, mainly due to larger tax refunds from previous years and the effect of exchange rates.

Working capital contributed positively to cash generation in 2018 in €79m (€434m in 2017), thanks to the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or with the factoring firm where those had been discounted, as well as the acquisition of licenses which will be paid in later years, despite the impact associated with judicial decisions in Brazil and other seasonal impacts.

Operations with minority shareholders amounted to €746m in 2018, a 34.4% y-o-y increase, affected by the payment in the first quarter of an extraordinary dividend to Telxius shareholders (€166m; mainly associated with the optimisation of the company’s capital structure). In October-December 2018 they amounted to €219m, up 6.1% y-o-y, mainly due to the payment of dividends to Telxius’ minority shareholders.

Free cash flow reached €4,904m in January-December 2018 (-0.9% y-o-y) and increased by 5.3% excluding spectrum payments (€5,578m).

Net financial debt at December (€41,785m) decreased by €2,445m compared to December 2017 thanks to free cash flow generation (€4,904m; including €674m spectrum payment, mainly in the UK), net financial divestments (€392m) and other factors for a net amount of €532m (including favourable court rulings in Brazil, the lower value in euros of net debt in foreign currencies and the extension of payment terms with suppliers or the factoring firm). On the other hand; i) shareholder remuneration (€2,608m, including coupon payments and the replacement of capital instruments) and ii) labour-related commitments (€775m), increased debt.

Including post-closing events (divestments of Telefónica operations in Central America and Antares), net financial debt would be further reduced by €1.4 bn.

In the fourth quarter of the year, debt was reduced by €851m thanks to free cash flow generation (€1,947m) and net financial divestments (€43m). On the other hand: i) shareholder remuneration (€924m, including coupon payments of capital instruments), ii) labour-related commitments (€194m) and iii) and other factors for a net amount of €21m (including the lower value in euros of net debt in foreign currencies and the extension of payment terms with suppliers or the factoring firm), increased debt.

In January-December 2018, the financing activity of Telefónica amounted to approximately €12,494m equivalent (without considering the refinancing of commercial paper and short-term bank loans) and focused on maintaining a solid liquidity position, and refinancing and extending debt maturities (in an environment of low interest rates). Therefore, as of the end of December, the Group has covered debt maturities for the next two years. The average debt life stood at 9.0 years (vs. 8.1 years in December 2017).

After the closing, in January Telefónica Emisiones concluded its first green bond issuance, through which it obtained an amount of €1,000 million maturing in February 2024 and with an annual coupon of 1.069%.

In 2018, Telefónica Group obtained funding by means of extending payment terms with suppliers or with the factoring firm where those had been discounted, for a total of €507m equivalent (€691m equivalent in January-December 2017).

Additionally, Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of approximately €1,847m at the end of December.

At the end of 2018, Telefónica maintained undrawn, committed credit lines with different credit institutions for an approximate amount of €12,219m (€11,887m with maturity at over twelve months) which, combined with the cash equivalents position and current financial assets, placed liquidity at €20,119m.

New accounting standard IFRS 16 applicable in 2019

Based on the analyses performed to date, the Group expects that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption (1 of January 2019).

Thus, the opening balance sheet of the year 2019 will show an increase in assets and liabilities between 7,400 and 8,100 million euro in connection with the rights of use and payment obligations arising from the majority of contracts that are classified as operating leases under the current lease standard.

The estimated increase in the leverage ratio, as a result of the above mentioned changes, is of approximately 0.2x.

Also, the statements of income of the year 2019 will reflect, compared to prior accounting standard, lower operating expenses, higher amortization associated to the right of use assets and higher interest costs associated to the lease obligation.

In addition to this, the Group’s Financial Statements will include broader disclosures with relevant information regarding lease contracts.

Estimated adoption impacts are based on the assessments conducted to date. Actual impacts at 1 January 2019 could be different.

Further detail can be found in Note 3 of the consolidated financial statements and consolidated management report for the year 2018 submitted to the Spanish National Securities Market Commission (CNMV).

Definitions:

Organic growth: Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period) and excludes in 2018 the hyperinflation adjustment in Argentina. Considers a constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

Underlying growth: Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts as well as depreciation and amortization charges from purchase price allocation processes. Excludes in 2018 the hyperinflation adjustment in Argentina.

Digitalisation and Monetisation

(y-o-y changes in organic terms)

In 2018, Telefónica further consolidated itself as a platforms Company: open, dynamic and evolvable. The first platform is the basis for excellent connectivity, with a leading network in fibre and virtualisation, efficient and scalable:

•

The Group’s FTTx/cable coverage at the end of December reached 82.7m premises passed (50.5m of own network, +14% y-o-y); 21.3m FTTH in Spain, 9.4m FTTx/cable in Hispam (+37% y-o-y) and 19.8m in Brazil; and connected accesses increased by 21% y-o-y (13.2m). More than 44% of our broadband customers enjoy connection speeds above 50 Mbps.

Our fiber deployment and connection experience has enabled to industrialise these processes, a key competitive advantage that speeds-up the deployment whilst bringing down its cost. In Spain, deployment costs have been cut by 50% over the last five years, and the reduction in installation times of new customer equipment (HGU) by 41%. Moreover, the fault rate of fibre accesses is already almost half that of copper-based customers in Spain and Brazil.

•

LTE coverage reached 76% (+3.6 p.p. y-o-y; 94% in Europe and 70% in Latam) and LTE traffic already accounted for 65% of total traffic. The decline of 2G mobile voice traffic is enabling the release of spectrum that can be further used in 4G (51% in 2018 vs 40% in 2016), a core advantage for data service since 4G has a much higher spectral efficiency vs 3G.

At the same time, in the progress towards 5G it is noteworthy:

•	In the 5G Technological Cities project, the 4K TV pilot in mobility (Spain); and in 5G Barcelona, the Thinx laboratory to test and validate new network services, prototypes and digital solutions.

•	In Germany, 26 GHz fixed wireless access tests, and soon to come commercial tests, in collaboration with Samsung.

•	In Germany, Brazil, Mexico and Colombia the use of “Massive MIMO” and 4.5G deployment.

•	The use of “OpenRAN” open solutions, which increases the control of the value chain (in HW and SW), costs efficiencies and flexibility to develop new services.

•

In the UNICA virtualization program, we continue working on bringing the infrastructure closer to the customer, to increase functionality and automation. With UNICA deployed in 11 countries and 2 global centres, network functions are already managed in a dynamic, virtual and centralized manner with SDN/NFV solutions.

•

At the same time, Telefónica has transformed and simplified the core of the data network (IP network) bringing network intelligence closer to the customer and driving a significant reduction in investment needs (-40%) and in network costs vs the legacy IP technology in the last two years.

•

Unified customer premise equipments enabled for in-house and third-party services in different regions and exceed 30m (produced at a lower cost), of which 4m are HGU (Home Gateway Unit) devices with the latest technological advances (Smart WIFI, 802.11 pre -ax, GPON evolution).

The second platform frames the structural transformation of systems and IT. At the end of December 65% of processes were digitized and managed in real time (+6 p.p. y-o-y), improving both “time-to-market” and customer experience, whilst 30% of the total customer base is already migrated to “Full Stack” systems (+7 p.p. y-o-y).

The E2E Digitalization program, the deployment of main technological enablers and the continuous review of our processes, has allowed us to reach more than €300m savings in 2018. The main achievements were:

•

Customer care and management through digital channels, with annual reduction in 2018 in the “cost of provisioning” (40% of savings) driven by the automation of customer care service (self-management), the use of the app and digital channels, and a 17% reduction in calls handled in call center (consumer segment). The improvement achieved in Brazil stands out (-27% calls to the call center; +22% use of “Meu Vivo” App).

•	Deployment of Cognitive platforms in the “Contact Centers”, with first use cases in Brazil and soon in Peru in 2019.

•

Transformation of the supply chain through innovation and the introduction of differential services such as omni-channel logistics to reduce delivery times, and Blockchain technology to ensure E2E visibility of processes and monitoring and control of customer premise equipment.

•

Improved digital experience in the sales process. The evolution of the Digital Marketing ecosystem, the customization and contextualization of the offer through Advanced Analytics (better knowledge and response to customers, more than 80 use cases implemented in Spain) enabled to reduce the “cost of sale” and obtain 30% of the savings captured in 2018. In Spain, 31% of Fusion sales were made through digital channels (+8 p.p. vs 2017).

•

Greater efficiency in management of payments and collections, especially in Latam, through operational simplification (20% of savings) and the implementation of e-billing (Brazil +16 p.p. y-o-y in 2018; +5 p.p. in the fourth quarter).

•	Process automation, with increased quality and availability, and cost reduction (10% of savings).

•	Incidences solved remotely (+30% y-o-y in 2018 in December in Spain), in provisioning process and technical support.

•	Launch of Robots development centers (“Robot Factories”) in Brazil, Spain, Germany and in most of our Hispam operations (150 robots).

At the same time, the Agile Mindset, key to accelerate the transformation, begun to be implemented, thus evolving the operational model through the adoption of new forms of work and the introduction of agile methodologies where continuous evaluation is a guarantee of incremental value delivery. Thus, in 2018 it was applied to projects for the launch of products and services, improvement of customer experience and average operating time, reduction of unsatisfied customers and increase of leads and conversion ratios.

In the third platform, the supply of products and services evolved, driving the demand for data and speed, satisfaction and loyalty of customers, and ARPU increase.

In the consumer segment, proposals were developed and focused on increasing the value for the customer, with family plans, integration of differential digital services and recurrent tariff structures in prepay. A continued bet on more flexible and customizable structures, and in the last quarter of the year the “Digital Pack” in Chile (digital services choice) and data sharing in Argentina (“Pasá Gigas”) were launched. In January 2019 “Movistar Total” convergent offer was launched in Peru, reinforcing its leadership position, and in Spain Fusión offer was once again enriched (“More for More”).

At the same time, the integrated handset offering with new financing models and “upgrade” programs (including device changes) and focus on high-value customers, enabled a remarkable growth of 18.8% y-o-y in revenue from handsets in 2018 (to €5,108m), thanks to both the sale of higher value equipment and the reduction in subsidies. Thus, the expansion of the portfolio and offers, with more flexible models of digital and personalized renewal, subscription and multi-device plans, will be key in the future.

In the business segment, the Company has successfully built a unique value proposition, becoming the reference partner for corporates’ digital transformation journey. The complete solutions portfolio is customisable to the needs of customers and supported by Telefónica’s global capabilities (16 markets, increasingly virtualized international networks -more than 75k km of fibre-, 25 data centres, 12 security operational centres, 12k commercial agents ...). Thus, over a “Core Digital” offer (which combines communication, cloud, security services), a broad ecosystem of own (LUCA, Eleven Paths, On the Spot, Acens, etc.) and third parties’ digital solutions (recognized leaders such as Microsoft and Amazon, among others) has been integrated.

As a result, business revenues at a Group level increased by 3.4% y-o-y in 2018 (€9,622m, 19.8% of Group’s revenues), due to both higher revenues from Corporations (€4,753m; +5.3% y-o-y) and SMEs (€4,869m, +1.8% y-o-y), and in particular thanks to the growing contribution of digital services revenues (€1,859m in 2018, +31.5% y-o-y) highlighting Cloud, IoT and Security. By region, both Europe (€5,143m, +2.4% y-o-y) and Latam (€4,479M, +4.3% y-o-y) improved their performance compared to the previous year.

It is particularly noteworthy the Customer Satisfaction Index (CSI) that closed 2018 at 7.64 (on a scale from 1 to 10) having improved from the previous year (7.58) and reaching the best historical figure thanks to a good performance in all operations.

The change in the revenue profile was then reflected in revenues from services beyond connectivity which gained weight and already accounted for 15% of revenues (+3 p.p. vs. December 2017).

Digital services revenues at the group level accelerated its growth (especially in advanced services) in the four quarter of 2018 to €1,889m (+20.7% y-o-y), reaching a total €6,790m in 2018 (+24.0%).

i)

Video revenues totalled €732m in the quarter (+1.3% y-o-y) and €2,881m in 2018 (+0.5%), and accounted for 42% of digital services revenues. The total Video access base stood at 9.8m (8.9m Pay TV, +5% y-o-y driven by IPTV, and 0.9m active accesses of the OTT “Movistar Play” service in Latin America). In the quarter it is worth highlighting the launch of IPTV in Argentina, the integration of Netflix into the convergent portfolio in Spain and the “Movistar Play” launch in Uruguay.

ii)

Advanced Digital Services, mainly oriented to the corporate segment (21% of digital services revenues), accelerated their growth in the fourth quarter (+42.4% y-o-y) to €460m (€1,450m in 2018; +31.0% y-o-y) driven by:

•

Cloud (€193m; +34.6% y-o-y; €627m in 2018; +24.2%) with the portfolio expansion of Infrastructure as a Service (IaaS) services and cloud applications (SaaS) with Best in Class third party solutions (AWS, Microsoft, Cisco…).

•

IoT (€111m; +46.4% y-o-y, €376m in 2018; +31.0%) with a solid traction in both connectivity services and E2E solutions in multiple sectors (transport, energy, retail...), which is reflected in the more than 3m new IoT accesses connected in 2018 (1m in the last quarter).

•

Security (€151m; +48.9% y-o-y; €433m in 2018; +41.7%) with security for businesses (+52.9%, +66% in FY), and in the quarter the signing of relevant contracts in the financial sector and the launch in Spain of the “Conexión Segura” service in the consumer segment.

On the other hand, for the fifth year in a row, Telefónica was considered a “Global Leader” in globally managed M2M services in Gartner’s “Magic Quadrant”.

iii)	Contents (27% of digital service revenues in 2018; €522m in the quarter) maintained solid y-o-y growth of 46.1% driven by Brazil. In 2018 they totalled €1,827m and increased by 86.1%.

iv)	Other Digital Services (9% of digital services revenues in 2018; €174m in October-December) increased by 2.3% y-o-y (+7.9% in FY to €632m) driven by the advertising business.

Finally, in the fourth platform the development of a set of homogeneous capabilities, with a centralized and standardized view of data, allowed Artificial Intelligence to be industrially applied to all business areas and in accordance with the principles of equality, transparency, privacy and security to develop new digital services.

Thus, with Big Data and Data Analytics, many use cases were developed with direct impact on revenues and efficiencies generation, among which there was an advanced network planning system that optimizes the customer experience and the use of resources, a TV content recommender, and handset renewal indicator with personalized proposals.

On the other hand, Aura, Telefónica’s cognitive intelligence that allows customers to manage their services in a simple, transparent and secure way was already available in 6 countries and during 2019 will be launched in 3 more countries.

Telxius

(y-o-y changes in organic terms)

Telxius’s 2018 results confirmed the consistent operational and financial performance of the business, highlighting the commercialization of the new submarine cables MAREA and BRUSA, the deployment of new towers and new co-locations. All this was reflected in solid revenues, OIBDA and Operating Cash Flow growth in 2018.

Revenues in the quarter amounted to €195m, +5.5% y-o-y (in line with the third quarter once excluding the exceptional capacity sale in BRUSA registered in the previous quarter, +5.3%) mainly driven by the Towers business (€87m; +10.3% y-o-y) and to a lesser extent by the Cable business (€107m; +1.6% y-o-y).

OIBDA in the quarter amounted to €91m, 6.3% up y-o-y, due to both higher revenues and efficient OpEx management (similar to the previous quarter at +6.5% without exceptional impact). OIBDA margin increased by 0.4 p.p. to 46.6%y-o-y.

Full year 2018 was positively impacted by the above-mentioned exceptional capacity sale in BRUSA. Thus, revenues for 2018 reached €792m (+11.6%), of which Towers business contributed €330m (+10.1%) and Cable business with €461m (+12.7%), OIBDA stood at €370m (+10.2% y-o-y) and the margin at 46.8% (-0.6 p.p. y-o-y). Excluding the impact of the capacity sale in BRUSA, 2018 revenues would have increased by 4.9% in 2018 (Cable revenues +1.1%) and OIBDA by 4.6%, OIBDA margin reaching 47.2% (-0.2 p.p. y-o-y).

In the Tower business, 125 new construction towers were added in the quarter, mainly in Spain, Brazil and Peru, reaching 16,679 towers in December (391 additional towers in 2018). Additionally, the tenancy ratio increased further to 1.36x (+0.01x q-o-q; +0.03x y-o-y).

In the Cable business, growth of international traffic continued (+23% y-o-y in IP traffic with telco operators and +20% in capacity services bandwidth) and the commercial effort made on the two new submarine cables BRUSA and MAREA succeed with the signing, in January 2019, of an agreement with Amazon Web Services, for the use of a pair of fibre of the MAREA transatlantic submarine cable.

CapEx in January-December amounted to €181m (-6.3% y-o-y) showing the completion of the MAREA and BRUSA cables in the first half of the year and despite the deployment of new towers.

All this allowed a solid increase in Operating Cash Flow (OIBDA-CapEx) by 33.9% y-o-y to 189M € in 2018.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	341,785.7	341,347.3	339,843.1	338,997.9	337,921.1	338,521.8	337,077.3	336,719.3	(0.7)
Fixed telephony accesses (1)	37,853.0	37,488.4	37,028.0	36,898.6	36,404.2	35,973.3	35,414.0	34,941.4	(5.3)
Internet and data accesses	21,657.8	21,697.3	21,696.7	21,864.6	21,827.0	21,911.5	22,087.7	22,087.5	1.0
Broadband	21,196.4	21,240.4	21,243.8	21,417.5	21,385.9	21,460.2	21,638.0	21,645.2	1.1
FTTx/Cable	9,580.6	9,960.5	10,511.8	10,961.6	11,491.8	12,216.0	12,766.4	13,213.1	20.5
Mobile accesses	274,055.6	273,886.6	272,742.7	271,766.9	271,084.9	271,901.0	270,730.3	270,814.9	(0.4)
Prepay	162,648.4	161,271.6	158,662.8	155,868.5	153,623.2	152,234.0	149,131.7	147,062.0	(5.6)
Contract	111,407.2	112,615.0	114,079.9	115,898.4	117,461.7	119,667.0	121,598.5	123,752.9	6.8
M2M	14,488.0	15,009.9	15,572.9	16,137.2	16,778.1	17,623.4	18,397.9	19,483.0	20.7
Pay TV	8,219.3	8,274.9	8,375.8	8,467.7	8,604.9	8,736.1	8,845.3	8,875.4	4.8

Wholesale Accesses	18,392.2	18,507.4	18,752.0	19,124.9	19,021.1	18,966.5	19,207.0	19,520.0	2.1
Fixed wholesale accesses	5,087.1	4,887.2	4,689.4	4,460.2	4,222.2	4,082.6	3,987.7	3,951.5	(11.4)
Mobile wholesale accesses (2)	13,305.1	13,620.2	14,062.6	14,664.7	14,798.9	14,883.9	15,219.3	15,568.5	6.2

Total Accesses	360,177.9	359,854.7	358,595.1	358,122.8	356,942.2	357,488.4	356,284.3	356,239.4	(0.5)

(1)	Includes fixed wireless and VoIP accesses.

(2)	Mobile Wholesale accesses have been included since the first quarter 2018 and this information is also given for comparative purposes from January 2017.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	40.7%	41.1%	41.8%	42.6%	43.3%	44.0%	44.9%	45.7%	3.1 p.p.
Smartphones (‘000)	151,547.7	155,126.7	156,511.5	158,717.7	161,572.5	163,886.0	166,794.1	167,693.5	5.7
Smartphone penetration (%)	59.4%	60.9%	61.8%	63.0%	64.4%	65.3%	66.9%	67.5%	4.5 p.p.
LTE (‘000)	75,458.8	81,604.2	88,978.7	97,534.0	102,910.4	106,617.8	111,529.1	117,369.5	20.3
LTE penetration (%)	29.1%	31.5%	34.6%	38.2%	40.5%	41.9%	44.2%	46.7%	8.5 p.p.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2018	2017	Reported	Organic	2018	2017	Reported	Organic
Revenues	48,693	52,008	(6.4)	2.4	12,917	13,162	(1.9)	3.0
Internal exp. capitalised in fixed assets	815	863	(5.6)	(0.6)	220	219	0.3	3.2
Operating expenses	(33,955)	(36,758)	(7.6)	2.5	(9,560)	(9,478)	0.9	4.3
Supplies	(14,013)	(15,022)	(6.7)	4.7	(3,998)	(4,004)	(0.2)	8.0
Personnel expenses	(6,332)	(6,862)	(7.7)	0.7	(1,860)	(1,772)	5.0	1.8
Other operating expenses	(13,611)	(14,874)	(8.5)	1.1	(3,702)	(3,702)	(0.0)	1.4
Other net income (expense)	142	(60)	c.s.	n.m.	88	(85)	c.s.	n.m.
Gain (loss) on sale of fixed assets	217	111	96.5	47.6	100	75	32.8	28.8
Impairment of goodwill and other assets	(341)	24	c.s.	(47.0)	(228)	20	c.s.	(14.5)
Underlying operating income before D&A (OIBDA)	15,813	16,638	(5.0)		4,008	4,230	(5.2)
Operating income before D&A (OIBDA)	15,571	16,187	(3.8)	3.5	3,537	3,913	(9.6)	2.4
OIBDA Margin	32.0%	31.1%	0.9 p.p.	0.3 p.p.	27.4%	29.7%	(2.3 p.p. )	(0.2 p.p. )
Depreciation and amortization	(9,049)	(9,396)	(3.7)	1.3	(2,468)	(2,265)	9.0	10.1
Operating income (OI)	6,522	6,791	(4.0)	6.3	1,068	1,648	(35.2)	(6.6)
Share of profit (loss) of investments accounted for by the equity method	4	5	(10.4)		2	(0)	c.s.
Net financial income (expense)	(955)	(2,199)	(56.6)		(380)	(470)	(19.2)
Profit before taxes	5,571	4,597	21.2		691	1,177	(41.3)
Corporate income tax	(1,621)	(1,219)	33.0		48	(352)	c.s.
Profit for the period	3,950	3,378	17.0		739	825	(10.5)
Attributable to equity holders of the Parent	3,331	3,132	6.4		610	693	(11.9)
Attributable to non-controlling interests	619	246	n.m.		128	132	(3.0)
Weighted average number of ordinary shares outstanding during the period (millions)	5,127	5,110	0.3		5,127	5,126	0.0
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.57	0.56	2.2		0.11	0.12	(11.9)
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.81	0.75	9.0		0.23	0.18	27.4

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

•

The operations of Telefónica in Venezuela adjusted by inflation are to be accounted at the closing exchange rate Bolívar Soberano/Euro. For the January-December 2018 period Telefónica uses a synthetic Exchange rate of 7,608.41 Bolívares Soberanos/USD as of end of December 2018.

•

Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€402m in January-December 2018 and €61m in October-December 2018), by the weighted average number of ordinary shares outstanding during the period.

TELEFÓNICA

GUIDANCE 2018

2017 Base		2018 Guidance	Upgraded 2018 Guidance (Oct-2018)	2018 Jan - Dec
52,037	Revenues (% Chg YoY)	growing around 1% (in spite of regulation: ~-0.9 p.p.)	growing around 2% (in spite of regulation: ~-0.9 p.p.)	2.4%
32.0%	OIBDA margin (Chg YoY)	Expansion of around 0.5 p.p. (despite regulation dragging ~-1.6 p.p.)	Expansion of around 0.5 p.p. (despite regulation dragging ~-1.6 p.p.)	0.3 p.p.
15.7%	CapEx / Sales	Around 15%	Around 15%	15.1%

•

Organic growth: Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period) and excludes in 2018 the hyperinflation adjustment in Argentina. Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	December 2018	December 2017	% Chg
Non-current assets	90,707	95,135	(4.7)
Intangible assets	16,856	18,005	(6.4)
Goodwill	25,748	26,841	(4.1)
Property, plant and equipment	33,295	34,225	(2.7)
Investments accounted for by the equity method	68	77	(10.5)
Financial assets and other non-current assets	7,109	8,167	(13.0)
Deferred tax assets	7,631	7,820	(2.4)
Current assets	23,340	19,931	17.1
Inventories	1,692	1,117	51.6
Receivables and other current assets	10,579	10,093	4.8
Tax receivables	1,676	1,375	21.9
Other current financial assets	2,209	2,154	2.5
Cash and cash equivalents	5,692	5,192	9.6
Non-current assets classified as held for sale	1,492	0	n.m.
Total Assets = Total Equity and Liabilities	114,047	115,066	(0.9)
Equity	26,980	26,618	1.4
Equity attributable to equity holders of the parent and other holders of equity instruments	17,947	16,920	6.1
Equity attributable to non-controlling interests	9,033	9,698	(6.9)
Non-current liabilities	57,418	59,382	(3.3)
Non-current financial liabilities	45,334	46,332	(2.2)
Payables and other non-current liabilities	1,890	1,687	12.1
Deferred tax liabilities	2,674	2,145	24.6
Non-current provisions	7,520	9,218	(18.4)
Current liabilities	29,649	29,066	2.0
Current financial liabilities	9,368	9,414	(0.5)
Payables and other current liabilities	15,485	15,095	2.6
Current tax payables	2,047	2,341	(12.6)
Current provisions	1,912	2,216	(13.7)
Liabilities associated with non-current assets held for sale	837	—	n.m.
Financial Data
Net Financial debt	41,785	44,230	(5.5)

•

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina are adjusted by inflation.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

December 2018
Non-current financial liabilities	45,334
Current financial liabilities	9,368
Gross Financial Debt	54,702
Cash and cash equivalents	(5,692)
Other current financial assets	(2,209)
Cash and other current financial assets included in “Non-current Assets Held for Sale”	(165)
Positive mark-to-market value of long-term derivative instruments	(2,776)
Other liabilities included in “Payables and other non-current liabilities”	800
Other liabilities included in “Payables and other current liabilities”	111
Other assets included in “Financial assets and other non-current assets”	(1,593)
Other assets included in “Receivables and other current assets”	(867)
Other assests included in “Tax receivables”	(568)
Financial liabilities included in “Liabilities associated with non-current assets held for sale”	42
Net Financial Debt (1)	41,785
Gross commitments related to employee benefits	5,940
Value of associated Long-term assets	(704)
Tax benefits	(1,390)
Net commitments related to employee benefits	3,846
Net financial debt plus commitments*	45,631
Net Financial Debt / OIBDA	2.65x

Notes:

(1)	Net financial debt includes a positive value of the derivatives portfolio for a net amount of €1,118m, €2,517m included as financial liabilities and €3,698m included as financial assets.

*

Includes assets and liabilities defined as net financial debt plus commitments for Antares, Guatemala and El Salvador, that are classified as non-current assets held for sale and liabilities associated with non-current assets held for sale.

TELEFÓNICA

CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)

	January - December
	2018	2017	% Var
Cash received from operations	58,815	63,456
Cash paid from operations	(42,891)	(46,929)
Net payments of interest and other financial expenses net of dividens received	(1,636)	(1,726)
Net interest and other financial expenses paid	(1,664)	(1,755)
Dividends received	28	29
Taxes paid	(865)	(1,005)
Net cash flow provided by operating activities	13,423	13,796	(2.7)
(Payments)/proceeds on investments in property, plant and equipment and intangible assets	(8,585)	(8,992)
Proceeds from the sale in property, plant and equipment and intangible assets	192	148
Payments on investments in property, plant and equipment and intangible assets	(8,777)	(9,140)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	29	40
Payments on investments in companies, net of cash and cash equivalents acquired	(3)	(128)
Proceeds on financial investments not included under cash equivalents	1,004	296
Payments on financial investments not included under cash equivalents	(965)	(1,106)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net	(202)	(357)
Government grants received	37	2.00
Net cash flow used in investing activities	(8,685)	(10,245)	(15.2)
Dividends paid	(2,794)	(2,459)
Proceeds from issue of share capital increase	—	2
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	379	1,269
Operations with other equity holders (1)	(561)	646
Proceeds on issue of debentures and bonds, and other debts	4,289	8,390
Proceeds on loans, borrowings and promissory notes	3,973	4,844
Cancellation of debentures and bonds, and other debts	(4,654)	(6,687)
Repayments of loans, borrowings and promissory notes	(4,040)	(6,711)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(472)	(1,046)
Net cash used in financing activities	(3,880)	(1,752)	121.5
Effect of changes in exchange rates	(244)	(341)
Cash reclassified to assets held for sale	(111)	—
Effect of changes in consolidation methods and others	(3)	(2)
Net increase (decrease) in cash and cash equivalents during the year	500	1,456	(65.7)
Cash and cash equivalents at the beginning of the period	5,192	3,736
Cash and cash equivalents at the end of the period	5,692	5,192

Notes:

•

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

1)	Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - December
		2018	2017	% Chg
I	Cash flow from operations	15,961	16,530	(3.4)
II	Net interest payment (1)	(1,636)	(1,726)
III	Payment for income tax	(865)	(1,005)
A=I+II+III	Net cash provided by operating activities (2)	13,460	13,799	(2.5)
B	Net payment for investment in fixed and intangible assets (3)	(8,585)	(8,992)
	Spectrum (4)	(674)	(352)
C=A+B	Net free cash flow after CapEx	4,875	4,807	1.4
D	Net payment for financial investment	65	(899)
E	Net payment for operations with minority shareholders and treasury stock (5)	(2,976)	(543)
F=C+D+E	Free cash flow after dividends	1,964	3,365	(41.6)
G	Effects of exchange rate changes on net financial debt	(213)	(639)
H	Effects on net financial debt of changes in consolid. and others	(268)	(361)
I	Net financial debt at beginning of period	44,230	48,595
J=I-F+G+H	Net financial debt at end of period	41,785	44,230	(5.5)

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - December
	2018	2017	% Chg
OIBDA	15,571	16,187	(3.8)
- CapEx accrued during the period	(8,119)	(8,697)
- Payments related to cancellation of commitments	(775)	(696)
- Net interest payment	(1,636)	(1,726)
- Payment for tax	(865)	(1,005)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	323	(27)
- Investment In working capital and other deferred income and expenses and Others (3)(6)	376	771
= Net Free Cash Flow after CapEx	4,875	4,807	1.4
+ Payments related to cancellation of commitments	775	696
- Dividends paid to minority shareholders	(746)	(555)
= Free Cash Flow	4,904	4,947	(0.9)
Weighted average number of ordinary shares outstanding during the period (millions)	5,127	5,110
= Free Cash Flow per share (euros)	0.96	0.97	(1.2)

Notes:

•

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Includes government grants received.
(3)	Includes Net Cash received from sale of Real Estate.
(4)

Figures in €m. 2018 includes mainly: 21 in Spain, 591 in UK, 1 in Brazil, 6 in Argentina, 4 in Colombia, 31 in Mexico and 20 in Costa Rica. In 2017 mainly: 4 in Spain, 4 in UK, 321 in Colombia, 2 in México, 5 in Uruguay and 15 in El Salvador.

(5)

Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

(6)

Other deferred expenses include €76m in Q1 17, €108m in Q4 17 and 297M€ in Q4 18 related to commitments associated with long-term restructuring plans in Spain. Includes €153m in Q3 17 associated to the assumption of a portion of Coltel’s indebtedness by the Colombian Government.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
Currency units per Euro	Jan - Dec 2018	Jan - Dec 2017	December 2018	December 2017
USA (US Dollar)	1.180	1.127	1.145	1.199
United Kingdom (Sterling)	0.885	0.876	0.895	0.888
Argentina (Argentine Peso) (3)	43.303	18.560	43.303	22.518
Brazil (Brazilian Real)	4.292	3.595	4.438	3.968
Chile (Chilean Peso)	756.458	731.283	795.754	737.333
Colombia (Colombian Peso)	3,485.231	3,324.369	3,722.094	3,579.008
Costa Rica (Colon)	684.463	644.745	700.771	686.813
Guatemala (Quetzal)	8.873	8.285	8.861	8.809
Mexico (Mexican Peso)	22.688	21.288	22.507	23.584
Nicaragua (Cordoba)	37.238	33.840	37.030	36.921
Peru (Peruvian Nuevo Sol)	3.878	3.675	3.864	3.888
Uruguay (Uruguayan Peso)	36.200	32.302	37.116	34.551
Venezuela (4)	8,714.287	43,316.682	8,714.287	43,316.682

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 31/12/18 and 31/12/17.
(3)

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

(4)

The operations of Telefónica in Venezuela adjusted by inflation are to be accounted at the closing exchange rate Bolívar Soberano/Euro. For the January-December 2018 period Telefónica uses a synthetic Exchange rate of 7,608.41 Bolívares Soberanos/USD as of end of December 2018.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	December 2018
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	80%	10%	9%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	December 2018
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities (1)	84%	15%	1%

(1)	Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-3	Stable	9/5/2016
S&P1	BBB	A-2	Stable	5/17/2016

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

02

TELEFÓNICA ESPAÑA

(y-o-y changes in organic terms)

Telefónica España results in the fourth quarter of 2018 confirm the strength and the gradual improvement of their growth rate, posting an acceleration in service revenues growth (+0.6% y-o-y, +0.6 p.p. sequentially), though still affected by regulation and the loss of the Yoigo/Pepephone wholesale contract (+2.0% y-o-y excluding these impacts).

As a result, in 2018 revenues grew again (+0.4% y-o-y), with a faster advance in the consumer segment and a return to growth in corporate revenues while organic OIBDA margin remained at 40%, despite the already expected increase in content costs. Operating cash flow generation also increased (+0.6% y-o-y) on the back of the positive revenue performance and the lower level of investments (-5.1% y-o-y) derived from the broad 4G and fibre coverage.

Commercial activity performed well within a normalised competitive environment since early October. Telefónica’s competitive positioning has been reinforced by the revamp of the “Fusión” portfolio in October (including more TV content and more attractive ultrafast fibre speeds), the official launch of “O2”, and the commercial launch of new medium and high-value “Fusión” bundles integrating “Netflix” content (December). On the other hand, tariff upgrades were announced during the quarter, being effective during January and February 2019.

The focus on the continuous improvement of service’ value, quality and differentiation, led to a notable increase in net additions in 2018, particularly in higher value services (retail fibre, 517k accesses, +22% y-o-y; mobile contract, 1.2M, +33% and Pay TV, 244k; +28%). Additionally, growth in wholesale fibre accesses is also worth to note, +673k (+28%y-o-y).

Convergent customers (4.6m) were up 4% year-on-year, with net adds of 51k (188k in 2018, double the previous year) following the official launch of the “O2” brand in the quarter. Convergent customers now account for 91% of the TV base (+4 p.p. y-o-y), 88% of broadband customers (+2 p.p.), and 84% of mobile contract customers (+5 p.p.) in the consumer market.

The quality of the convergent base continues to improve, as reflected in the strong increase in total accesses (22.2m, +9% y-o-y), with an average of 2.0 mobile lines per customer (vs. 1.8x at the end of 2017), and improved customer mix; 30% of customers with high-value bundles (+3 p.p. y-o-y), 80% with TV (+5 p.p. y-o-y) and 40% with high-speed fibre (+1 p.p. y-o-y).

Convergent ARPU in the quarter (€88.2) accelerated its growth to 2.5% year-on-year, thanks to the higher value of its customer base, especially since mid-third quarter. Convergent “O2” customers, despite having an average ARPU below the “Fusión” average, contributed to convergent revenue growth (which accelerate during the quarter to +7.1% y-o-y, +2.1 p.p. from the previous quarter). Churn stood at 1.5% because due to the higher value of the base.

Mobile accesses showed quarterly net additions of 195k, +4.6% y-o-y, fostered by growth in the contract base (+7%y-o-y) which added 282k new lines and maintained a positive balance in portability in the quarter and in the year, reflecting Movistar’s leadership in the growing mobile broadband market, the most valuable.

Fixed broadband accesses (6.1m; +2% y-o-y) posted net adds in the quarter (3k), with solid gross adds and stable churn y-o-y. Fibre accesses continued their strong growth (+15% y-o-y, +118k net adds in the quarter, 517k in the year) to reach 3.9m accesses, representing 64% of consumer broadband accesses (+8 p.p. y-o-y).

Worth to highlight is the solid growth of Pay TV customers (4.1m), 6% y-o-y, with 55k new accesses (244k in the year), while fixed telephony accesses (-3% y-o-y) fell by 57k in the quarter and by 276k in 2018, reducing their decline vs the one registered in the previous year.

Wholesale accesses amounted to 3.9m (-7% y-o-y), although NEBA Fibre accesses, fostered by the agreements with the main market operators, reached a new record in terms of net adds in the quarter (+212k) after reaching 1.5m, and already accounted for 39% of total wholesale accesses (+19 p.p. y-o-y, +6 p.p. q-o-q).

Premises passed with FTTH stood at 21.3m (514k net additions in the quarter) and the connected customer uptake increased to 26% (out of which 7% are wholesale accesses), meaning 1.2m more customers connected to Telefónica España’s fibre network compared to 2017 (including retail and wholesale).

Revenues amounted to €3,253m (+0.3% y-o-y), improving from the previous quarter (+0.1 p.p.) thanks to the acceleration of service revenue growth (€3,144m; +2.0% y-o-y excluding the regulatory impact mentioned above and the loss of the MVNO contract, +0.6 p.p. q-o-q) and despite lower handset sales (-7.8% y-o-y; vs. +4.6% in July - September). In 2018, total revenue (€12,706m) and service revenue (€12,320m) grew 0.4% and 0.3% y-o-y respectively. Service revenues have been posting annual growth for six quarters in a row.

Consumer revenues in the quarter (€1,669m) increased 1.1% y-o-y and improved their trend (+0.6 p.p. vs. the third quarter) mainly due to the acceleration in convergent revenues growth (39% of service revenue), which increased 7.1% y-o-y (+2.1 p.p. sequentially) underpinned by the larger value base and higher ARPU. In 2018, consumer revenues amounted to €6,689m, up 1.3% y-o-y, driven by growing convergent revenue (+7.3% y-o-y).

Business revenues in the quarter (€909m) increased 5.0% y-o-y improving as well their pace of growth (+3.5 p.p. vs. the previous quarter), thanks to the excellent performance of both IT revenues at €258m, a quarterly record (+19.3%, +6.1 p.p. sequential), and Communications revenue, which posted positive growth rate (+0.2% y-o-y; -1.6% in the previous quarter). Business revenues in 2018 amounted to €3,462m and grew by 1.8% y-o-y.

Wholesale and other revenues (€566m in the quarter) decreased by 7.1% y-o-y, affected by the regulated MTR cut(-36% since February) and by the MVNO migration of Yoigo/Pepephone. The weaker y-o-y performance (-3.8 p.p. sequentially) is due to the tougher y-o-y comparison of NEBA revenue and despite higher TV revenues. Wholesale and Other revenues in 2018 amounted to €2,169n, down 4.6% y-o-y.

Operating expenses in October-December totalled €2,412m (+3.6% y-o-y) and €8,314m (+1.5% y-o-y) in 2018, impacted by a €297m provision in personnel expenses – on the updating of the 2016-2018 voluntary employment suspension plan due to lower than expected employees’ returns—which will on the contrary generate €40m of recurrent savings on top of those already achieved.

Supplies (€1,020m October-December) rose by 8.3% y-o-y (+4.3% in the third quarter; +5.2% in 2018) reflecting the impact over the full quarter of the higher cost of the new football season, calendar one-off effects in Motor content (which will disappear since the first quarter of 2019 including 11M€ from the accelerated amortization of MotoGP broadcasting rights that have not been renewed) and the increasing weight of the IT business. As anticipated, the growth of net contents cost peaked in the fourth quarter (+35% y-o-y in the quarter, +17 p.p. sequentially; +18% over the year), primarily due to the new football cycle, which is already being progressively offset by larger convergent revenue.

Personnel expenses (€775m October-December) fell by 3.9% y-o-y reflecting savings from the employment suspension plan (€30m). Headcount at end of December totalled 25,305 employees (-7% y-o-y). In 2018, personnel expenses decreased by 4.7% y-o-y, on plan savings of €118m, in addition to the savings achieved in previous years.

Other operating expenses (€616m October-December) declined 2.4% y-o-y (+1.3% in 2018) due to the better performance in commercial expenses.

OIBDA in the last quarter of the year amounted to €966m (-4.4% y-o-y) and OIBDA margin stood at 29.7%, impacted by the restructuring provision (-€297m), a capital gain from real estate sales (€44m; €27m in the same period of 2017) and a capital loss (-€3m) from the sale of the subsidiary Catsa.

OIBDA evolution in the quarter mainly reflected the higher growth in net content cost and the loss of the wholesale contract with Yoigo/Pepephone, which will no longer negatively impact results as from the first half of 2019.

In 2018, OIBDA reached €4,763m and OIBDA margin was 37.5% affected by the already mentioned impacts (-1.3%y-o-y and -0.7 p.p. y-o-y respectively).

In line with all above, the evolution of OIBDA throughout 2019 should be favored by lower content-cost growth (as punctual impacts disappear since the first quarter), progressive improvement in convergent revenue (backed by the January and February tariff update and the expiry of 2018 promotions during the third quarter of the year) and wholesale.

CapEx in 2018 amounted to €1,719m, falling for the second year in a row (-5.1% y-o-y), due to the lower pace in deployment of the 4G network and the capture of efficiencies, leading to growth in operating cash flow to €3,044m (+0.6% y-o-y).

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2018	2017	Reported	Organic	2018	2017	Reported	Organic
Revenues	12,706	12,653	0.4	0.4	3,253	3,243	0.3	0.3
Mobile handset revenues	386	379	1.8	3.4	109	120	(9.5)	(7.8)
Revenues ex-mobile handset revenues	12,320	12,274	0.4	0.3	3,144	3,123	0.7	0.6
Consumer (1)	6,689	6,602	1.3	1.3	1,669	1,651	1.1	1.1
Convergent	4,795	4,470	7.3	7.3	1,217	1,137	7.1	7.1
Non convergent	1,894	2,132	(11.2)	(11.2)	452	515	(12.3)	(12.3)
Business	3,462	3,401	1.8	1.8	909	866	5.0	5.0
Communications	2,602	2,631	(1.1)	(1.1)	651	649	0.2	0.2
IT	860	771	11.6	11.6	258	216	19.3	19.3
Wholesale and Other (2)	2,169	2,271	(4.5)	(4.6)	566	606	(6.6)	(7.1)
Internal expenditure capitalised in fixed assets	292	310	(5.7)	(5.7)	75	81	(7.0)	(7.0)
Operating expenses	(8,314)	(8,066)	3.1	1.5	(2,412)	(2,131)	13.2	3.6
Supplies	(3,663)	(3,481)	5.2	5.2	(1,020)	(942)	8.3	8.3
Personnel expenses	(2,248)	(2,212)	1.6	(4.7)	(775)	(587)	32.1	(3.9)
Other operating expenses	(2,403)	(2,373)	1.3	1.3	(616)	(602)	2.3	2.4
Other net income (expense)	21	(10)	c.s.	n.m.	18	(10)	c.s.	n.m.
Gain (loss) on sale of fixed assets	66	70	(6.4)	(2.2)	32	37	(14.4)	(6.5)
Impairment of goodwill and other assets	(7)	(5)	29.0	29.0	(0)	(0)	6.7	6.7
Operating income before D&A (OIBDA)	4,763	4,952	(3.8)	(1.3)	966	1,221	(20.9)	(4.4)
OIBDA Margin	37.5%	39.1%	(1.6 p.p. )	(0.7 p.p. )	29.7%	37.6%	(8.0 p.p. )	(1.9 p.p. )
CapEx	1,719	1,683	2.1	(5.1)	562	586	(4.1)	(23.7)
Spectrum	122	—	—	—	115	—	—	—
OpCF (OIBDA-CapEx)	3,044	3,269	(6.9)	0.6	404	635	(36.4)	10.9

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	OIBDA before management and brand fees.

(1)	Consumer revenues include residential and SOHO revenues.
(2)	Wholesale and other revenues include subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	36,537.3	36,464.3	36,614.6	36,768.5	36,884.3	36,970.3	37,441.3	37,634.4	2.4
Fixed telephony accesses (1)	9,584.2	9,463.3	9,387.4	9,304.7	9,180.9	9,089.2	9,085.7	9,029.1	(3.0)
Internet and data accesses	6,075.9	6,044.4	6,040.7	6,039.6	6,032.8	6,050.1	6,129.4	6,129.6	1.5
Broadband	6,050.9	6,020.1	6,017.6	6,020.3	6,014.7	6,032.0	6,110.5	6,113.5	1.5
FTTH	3,127.8	3,213.5	3,309.3	3,423.7	3,550.5	3,667.5	3,822.2	3,940.6	15.1
Mobile accesses	17,261.7	17,289.8	17,419.6	17,576.5	17,743.3	17,896.1	18,189.8	18,384.4	4.6
Prepay	2,135.9	2,000.4	1,905.4	1,793.4	1,683.9	1,603.6	1,527.3	1,440.1	(19.7)
Contract	15,125.7	15,289.4	15,514.1	15,783.1	16,059.3	16,292.5	16,662.5	16,944.3	7.4
M2M	2,015.6	1,974.7	2,020.9	2,015.6	2,083.7	2,149.2	2,227.4	2,333.2	15.8
Pay TV	3,615.6	3,666.8	3,766.9	3,847.6	3,927.3	3,934.9	4,036.4	4,091.3	6.3

Wholesale Accesses	4,442.3	4,377.8	4,295.7	4,221.1	4,119.0	4,035.1	3,948.0	3,912.9	(7.3)
Fibre	426.2	539.7	671.7	849.5	995.8	1,158.9	1,309.8	1,522.2	79.2

Total Accesses	40,979.6	40,842.1	40,910.3	40,989.6	41,003.2	41,005.4	41,389.2	41,547.3	1.4

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA ESPAÑA

CONSUMER ACCESSES (Convergent + Non convergent)	2017				2018
Unaudited figures (thousands)	March	June	September	December	March	June	September	December	% Chg
Fixed telephony accesses	7,146.2	7,041.5	6,972.1	6,895.4	6,799.9	6,721.7	6,716.6	6,657.7	(3.4)
Internet and data accesses	5,195.3	5,174.0	5,178.0	5,181.9	5,187.7	5,198.6	5,274.0	5,272.9	1.8
Mobile accesses	11,754.9	11,813.6	11,885.8	12,024.8	12,141.4	12,236.6	12,450.2	12,530.5	4.2
Prepay	2,135.9	2,000.4	1,905.4	1,793.4	1,683.9	1,603.6	1,527.3	1,440.1	(19.7)
Contract	9,618.9	9,813.2	9,980.3	10,231.4	10,457.5	10,633.0	10,922.8	11,090.4	8.4
Pay TV	3,615.6	3,666.8	3,766.9	3,847.6	3,927.3	3,934.9	4,036.4	4,091.3	6.3

Total Consumer Accesses	27,711.8	27,695.9	27,802.7	27,949.7	28,056.3	28,091.8	28,477.1	28,552.4	2.2

TOTAL MOBILE ACCESSES	2017				2018
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	87.6%	88.4%	89.1%	89.8%	90.5%	91.0%	91.6%	92.2%	2.4 p.p.
Smartphones (‘000)	10,800.7	11,240.4	11,473.6	11,857.7	12,264.6	12,356.6	12,731.9	12,889.7	8.7
Smartphone penetration (%)	71.3%	73.8%	74.8%	76.4%	78.5%	78.7%	79.9%	80.5%	4.1 p.p.
LTE (‘000)	6,589.6	6,976.3	7,322.8	7,686.2	8,002.5	8,270.0	8,596.5	8,843.2	15.1
LTE penetration (%)	43.2%	45.6%	47.6%	49.4%	51.1%	52.5%	53.9%	55.1%	5.7 p.p.

CONSUMER CONVERGENT	2017				2018
Unaudited figures (thousands)	March	June	September	December	March	June	September	December	% Chg
Convergent Customers	4,379.0	4,374.7	4,384.7	4,426.2	4,460.0	4,482.1	4,562.6	4,613.8	4.2
High speed Fibre	1,669.1	1,677.9	1,691.3	1,701.8	1,708.5	1,696.9	1,773.6	1,823.4	7.2
IPTV/Satellite	2,970.9	3,071.9	3,218.7	3,347.8	3,470.6	3,508.6	3,625.6	3,711.0	10.8
Mobile add-ons	2,861.6	3,138.5	3,365.9	3,690.9	4,036.7	4,248.0	4,482.3	4,687.7	27.0
Convergent Accesses	18,969.5	19,334.6	19,738.7	20,317.2	20,887.3	21,203.0	21,795.7	22,240.0	9.5

CONSUMER CONVERGENT	2017				2018
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg org.
Convergent ARPU (EUR)	81.6	84.8	87.6	86.1	87.8	89.5	89.2	88.2	2.5
Convergent churn	1.4%	1.3%	1.5%	1.6%	1.5%	1.5%	1.5%	1.5%	(0.1 p.p.	)

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg org.
Convergent ARPU (EUR)	81.6	83.2	84.7	85.1	87.8	88.6	88.8	88.7	4.3
Convergent churn	1.4%	1.4%	1.4%	1.5%	1.5%	1.5%	1.5%	1.5%	0.0 p.p.

SELECTED OPERATIONAL DATA	2017				2018
Unaudited figures	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg
Total data traffic (TB)	1,473,501	3,166,713	4,860,008	6,863,956	2,113,454	4,296,235	6,598,644	9,176,392	33.7
Fixed data traffic	1,406,556	3,009,891	4,581,394	6,466,074	1,978,154	4,010,990	6,120,345	8,507,409	31.6
Mobile data traffic	66,944	156,821	278,614	397,882	135,300	285,245	478,299	668,984	68.1

Notes:

•	Convergent: Fusión and Multibrand included from Q4 2018.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03

TELEFÓNICA DEUTSCHLAND

(y-o-y changes in organic terms)

Telefónica Deutschland continued to show a positive operational momentum, in a dynamic yet rational market environment. The Company remained focused on profitable growth by stimulating data usage and monetising data demand (O2 Free tariff portfolio with double-data “Boost” option and the unique “O2 Connect”). During the quarter the Company largely finalised its network integration, with significant quality improvements. In Connect magazine, O2 achieved the best rating across user profiles in the category “tariff” and in “service”. While all providers scored at an overall high level, O2‘s achievement delivers the first milestone of its “Mobile Customer and Digital Champion” strategy. On the 5th of February, the new “O2 my All in One XL” convergent tariff was launched in order to provide better service to convergence-oriented customers.

Contract mobile customers (22.3m; +5% y-o-y) posted strong net additions of 279k in Q4 (+1,002k in 2018) on the O2 Free and Blau portfolio continued traction and partner trading remaining strong on the back of 4G offers (62% of gross additions in Q4; 60% in 2018). Prepay customers (20.5m; -6% y-o-y) further declined on the back of regulatory changes (mainly legitimation check). Net disconnections in Q4 were -509k and -1.3m in 2018. Mobile churn declined by 0.8 p.p. in Q4 (-0.2 p.p. in 2018), driven by O2 brand as the company continues to focus on customer retention. Smartphone penetration continued to grow (+5.1 p.p. y-o-y to 66%) and LTE accesses stood at 18.4m, an increase of +17% y-o-y, with LTE penetration reaching 44% (+6.9 p.p. y-o-y). The average data usage for O2 contract LTE customers continued to grow (+47% y-o-y) and reached 4.1 GB per month in Q4 with O2 Free M tariff customers using 6.5 GB per month. Total retail BB accesses remained flat y-o-y at 2.1m (+0.4% y-o-y in 2018). Retail broadband accelerated with +25k net additions in Q4 (+6k in Q3 18; +8k in 2018) on the back of remaining high demand for VDSL. As such, VDSL (1.4m accesses; +25% y-o-y) registered 52k net additions in Q4 18 (+290k in 2018).

Revenues reached €1,965m up 2.6% y-o-y in Q4 (€7,320m; -0.1% y-o-y in 2018) mainly driven by the strong seasonal demand for handsets. Mobile service revenues totalled €1,330m, 0.8% down y-o-y (€5,267m; -0.8% y-o-y in 2018) mainly due to regulatory effects such as RLAH. MSR ex-regulation was -0.4% y-o-y in Q4 (flat y-o-y in 2018), as O2 Free tariff portfolio is ARPU accretive but takes time to filter through the large customer base, offset by the continued headwinds from legacy base rotation and OTT trends. Handset revenues amounted to €445m, +24.2% y-o-y (€1,272m; +12.3% y-o-y in 2018), on strong seasonal support from promotional activities. Fixed revenues declined by 12.7% y-o-y (€185m in Q4; €767m in 2018; -12.4% y-o-y) reflecting the planned dismantling of legacy infrastructure, while the retail business was offset by promotional activity and higher bundle share.

Operating expenses totalled €1,500m in Q4 18, +3.2% y-o-y (+0.1% y-o-y in 2018) mainly related to network consolidation. Supplies (€712m) increased by +11.9% y-o-y (+2.7% y-o-y in 2018) mostly driven by higher demand for handsets partially compensated by lower connectivity related costs. Personnel expenses (€159m) were 4.1% lowerIy-o-y (-1.1% y-o-y in 2018) as the inflation-related salary adjustments in 2018 have been more than compensated by the integration savings related to the employee restructuring programme. Other expenses (€629m) decreased by 3.6%y-o-y (-2.0% y-o-y in 2018) benefitting from integration synergies. Restructuring costs amounted to €38m in Q4 (€84m in 2018).

OIBDA (€482m) was -4.0% y-o-y in Q4 (€1,834m; -1.0% y-o-y in 2018) mainly due to lower incremental synergies (~€10m vs ~€45m in Q4 17; ~€100m in 2018 vs ~€160m in 2017), regulatory impacts driven by usage elasticity effects from the RLAH-regulation and tougher comps due to the capital gains of assets (€29m) in Q4 17. Ex-regulation OIBDA declined 2.8% y-o-y in Q4 (+1.8% in 2018). As a result, OIBDA margin was 24.5% in the quarter (-1.8 p.p. y-o-y) and 25.1% in 2018 (-0.2 p.p. y-o-y).

CapEx of €966m in 2018, up +1.7% y-o-y, mostly driven by LTE rollout and the final stage of network integration, more than offsetting incremental CapEx synergies (~€15m in Q4, ~€50m in 2018). As such, 2018 operating cash flow(OIBDA-CapEx) reached €868m.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2018	2017	Reported	Organic	2018	2017	Reported	Organic
Revenues	7,320	7,296	0.3	(0.1)	1,965	1,904	3.2	2.6
Mobile Business	6,539	6,415	1.9	1.5	1,775	1,688	5.2	4.5
Mobile service revenues	5,267	5,287	(0.4)	(0.8)	1,330	1,332	(0.2)	(0.8)
Data revenues	2,922	2,985	(2.1)	(2.2)	753	747	0.7	0.4
Handset revenues	1,272	1,128	12.8	12.3	445	356	25.2	24.2
Fixed Business	767	862	(11.0)	(12.4)	185	208	(11.0)	(12.7)
FBB and new services (1)	589	667	(11.7)	(13.5)	143	160	(10.9)	(13.1)
Voice & access revenues	178	195	(8.6)	(8.6)	42	48	(11.3)	(11.3)
Internal expenditure capitalised in fixed assets	108	102	6.1	6.1	27	26	2.2	2.2
Operating expenses	(5,553)	(5,579)	(0.4)	0.1	(1,500)	(1,456)	3.0	3.2
Supplies	(2,459)	(2,396)	2.7	2.7	(712)	(637)	11.9	11.9
Personnel expenses	(610)	(642)	(5.0)	(1.1)	(159)	(171)	(7.1)	(4.1)
Other operating expenses	(2,484)	(2,541)	(2.2)	(2.0)	(629)	(649)	(3.0)	(3.6)
Other net income (expense)	(41)	(28)	46.0	155.9	(9)	1	c.s.	41.8
Gain (loss) on sale of fixed assets	0	30	(98.3)	(98.3)	0	29	(99.6)	(99.6)
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,834	1,821	0.7	(1.0)	482	503	(4.1)	(4.0)
OIBDA Margin	25.1%	25.0%	0.1 p.p.	(0.2 p.p. )	24.5%	26.4%	(1.9 p.p. )	(1.8 p.p. )
CapEx	966	951	1.6	1.7	226	262	(13.7)	(13.7)
Spectrum	—	1	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	868	870	(0.3)	(3.7)	256	241	6.4	5.4

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	OIBDA before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	48,988.0	49,478.7	49,105.1	47,415.8	47,011.3	47,171.6	47,268.1	47,089.5	(0.7)
Fixed telephony accesses (1)	2,000.1	1,987.9	1,979.3	1,979.6	1,968.7	1,958.8	1,966.4	1,996.0	0.8
Internet and data accesses	2,312.5	2,297.2	2,284.2	2,281.5	2,265.6	2,251.1	2,252.8	2,274.7	(0.3)
Broadband	2,095.3	2,082.4	2,072.5	2,072.2	2,060.0	2,048.5	2,054.4	2,079.8	0.4
VDSL	872.2	959.9	1,062.5	1,151.6	1,243.4	1,329.7	1,388.9	1,441.3	25.2
Mobile accesses	44,675.3	45,193.6	44,841.6	43,154.7	42,777.0	42,961.6	43,048.9	42,818.8	(0.8)
Prepay	23,967.0	24,288.6	23,753.8	21,880.9	21,345.9	21,197.6	21,052.4	20,542.9	(6.1)
Contract	20,708.4	20,905.0	21,087.8	21,273.8	21,431.1	21,764.0	21,996.5	22,275.9	4.7
M2M	830.1	896.8	969.4	1,027.0	1,067.2	1,103.4	1,134.9	1,187.9	15.7
Wholesale Accesses	561.8	428.0	297.9	188.1	63.3	8.0	0.2	0.0	n.m.

Total Accesses	49,549.8	49,906.7	49,402.9	47,603.9	47,074.6	47,179.6	47,268.3	47,089.5	(1.1)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	46.4%	46.3%	47.0%	49.3%	50.1%	50.7%	51.1%	52.0%	2.7 p.p.
Smartphones (‘000)	24,781.1	25,227.4	25,554.2	25,466.1	25,707.5	26,411.1	27,079.8	27,335.3	7.3
Smartphone penetration (%)	57.0%	57.4%	58.7%	60.9%	62.0%	63.5%	64.9%	66.0%	5.1 p.p.
LTE (‘000)	13,967.6	14,422.0	15,679.2	15,759.1	16,093.5	16,595.8	17,157.3	18,433.7	17.0
LTE penetration (%)	31.9%	32.6%	35.7%	37.4%	38.6%	39.6%	40.9%	44.3%	6.9 p.p.
Mobile churn (quarterly)	1.9%	1.9%	2.1%	3.1%	2.2%	1.8%	2.0%	2.3%	(0.8 p.p.	)
Contract (1)	1.6%	1.5%	1.6%	1.7%	1.7%	1.5%	1.6%	1.8%	0.1 p.p.
Mobile churn (cumulative YTD)	1.9%	1.9%	2.0%	2.2%	2.2%	2.0%	2.0%	2.1%	(0.2 p.p.	)
Contract (1)	1.6%	1.6%	1.6%	1.6%	1.7%	1.6%	1.6%	1.6%	0.0 p.p.
Mobile ARPU (EUR)(cumulative YTD)	9.6	9.6	9.7	9.7	9.8	9.9	10.0	10.0	3.1
Prepay	5.0	5.1	5.1	5.2	5.6	5.7	5.8	5.8	11.1
Contract (1)	15.5	15.5	15.6	15.5	14.8	14.8	14.9	14.9	(4.0)
Fixed data traffic (TB) (cumulative YTD)	709,516	1,399,083	2,063,429	2,794,399	718,369	1,383,972	2,067,582	2,887,439	3.3
Mobile data traffic (TB) (cumulative YTD)	86,423	185,036	295,720	418,086	126,040	277,660	443,100	622,349	48.9

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

04

TELEFÓNICA UK

(y-o-y changes in organic terms)

Telefónica UK delivered another strong set of results and continued to grow key metrics. The initial take-up of O2’s “Custom Plans” which provide customers with better flexibility and control (launched at the end of August) has been one of the key drivers of the Company’s commercial traction. O2 continued leading sector customer loyalty, reporting the lowest postpay churn in the market at an unchanged 1.0%.

Total mobile accesses grew 2% y-o-y and the Company maintained its market-leading position with 32.6m customers (including MVNO partners). Own brand contract net additions achieved 284k in the fourth quarter (114k ex-M2M) and 501k (282k ex-M2M) for the full year, driving contract customers growth of 3% y-o-y to 16.3m (65% penetration, +2 p.p. y-o-y). MVNO partners also posted positive net adds of 142k (437k for the full year). The positive customer trends were supported by innovative tariffs and strong trading activity. LTE accesses improved by 5% y-o-y to 13.5m with a penetration of 63% (+3 p.p. y-o-y). In prepay, net quarterly losses of -61k (-461k for the full year) were lower than in previous quarters and continued to be affected by the ongoing market trend of migration to postpay, including SIMO.

Revenues continued growing to €1,846m, up 5.3% y-o-y (€6,790m; up 5.4% y-o-y for the full year). This revenue increase was mainly driven by higher value smartphone sales, increased customer spending (RPI on airtime rates in April and larger airtime bundles) as well as continuing growth in MVNO and Smart Metering Implementation Programme (SMIP) revenues.

Mobile service revenues continued to grow for the 10th consecutive quarter and totalled €1,212m up +2.9% y-o-y (€4,837m up +2.8% for the full year), mainly driven by an increase in subscription revenues and continuing MVNO growth.

Handset & other revenues amounted to €634m, up 11.9% y-o-y (€1,953m up +14.3% for the full year), resulting from higher value handsets and continuing growth from SMIP.

Operating expenses totalled €1,342m in Q4 and were 0.8% down y-o-y (+3.1% y-o-y for the full year) mainly driven by an efficient cost management, despite the higher demand of handsets. Supplies (€691m) grew by 2.7% y-o-y (+3.5% for the full year), mainly because of higher trading volumes due to the strong take-up of “Custom Plans”, Personnel expenses amounted to €114m in Q4 and increased by 3.5% y-o-y (+1.7% y-o-y for the full year) whilst Other expenses (€537m) decreased by 9.9% y-o-y (+2.7% for the full year), as a result of Annual License Fee payments (ALFs) reduction vs 2017 and phasing in marketing and sales spending vs. Q4 17.

OIBDA totaled €522m in the quarter, +23.8% y-o-y (€1,865M; +11.8% for the full year), reflecting healthy top-line performance and strong margin expansion supported by a reduction in ALFs and other factors that, although inherent to the business, should not be considered sustainable for future growth (+€29m). Thus, OIBDA margin improved by 3.8 p.p. y-o-y to 28.3% in the quarter (27.5% up +1.5 p.p. for the full year).

CapEx in 2018 amounted to €1,464m, up 7.1% y-o-y organically, on the back of continuing investments in network capacity and customer experience; it is also worth mentioning the €588m investment in awarded spectrum in April 2018. Operating cash flow (OIBDA-CapEx) strongly improved in 2018 by 16.5% y-o-y.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2018	2017	Reported	Organic	2018	2017	Reported	Organic
Revenues	6,790	6,540	3.8	5.4	1,846	1,730	6.7	5.3
Mobile service revenues	4,837	5,050	(4.2)	2.8	1,212	1,262	(4.0)	2.9
Data revenues	2,744	2,912	(5.8)	1.3	679	725	(6.4)	0.4
Handset revenues and other	1,953	1,490	31.1	14.3	634	468	35.4	11.9
Internal expenditure capitalised in fixed assets	127	116	9.0	10.0	35	31	15.2	15.2
Operating expenses	(5,029)	(5,024)	0.1	3.1	(1,342)	(1,386)	(3.2)	(0.8)
Supplies	(2,359)	(3,125)	(24.5)	3.5	(691)	(879)	(21.5)	2.7
Personnel expenses	(445)	(442)	0.6	1.7	(114)	(110)	3.2	3.5
Other operating expenses	(2,225)	(1,456)	52.8	2.7	(537)	(397)	35.4	(9.9)
Other net income (expense)	(23)	4	c.s.	c.s.	(18)	4	c.s.	c.s.
Gain (loss) on sale of fixed assets	—	3	—	—	—	1	—	—
Impairment of goodwill and other assets	—	(1)	—	—	—	(1)	—	—
Operating income before D&A (OIBDA)	1,865	1,639	13.8	11.8	522	377	38.2	23.8
OIBDA Margin	27.5%	25.1%	2.4 p.p.	1.5 p.p.	28.3%	21.8%	6.4 p.p.	3.8 p.p.
CapEx	1,464	827	77.2	7.1	263	223	17.9	17.9
Spectrum	588	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	400	812	(50.7)	16.5	259	154	67.5	32.2

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	OIBDA before management and brand fees.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Fixed telephony accesses (1)	277.2	281.3	281.9	283.9	285.8	296.1	301.3	306.9	8.1
Internet and data accesses	24.0	24.7	24.8	25.3	25.7	26.6	27.7	28.1	11.2
Broadband	24.0	24.7	24.8	25.3	25.7	26.6	27.7	28.1	11.2
Mobile accesses	25,009.3	25,139.7	25,283.0	25,003.9	24,775.3	24,758.7	24,821.4	25,044.1	0.2
Prepay	9,375.4	9,427.4	9,477.4	9,203.7	8,959.1	8,858.3	8,804.0	8,742.6	(5.0)
Contract (2)	15,633.9	15,712.3	15,805.6	15,800.2	15,816.2	15,900.3	16,017.4	16,301.4	3.2
M2M	3,330.3	3,373.1	3,434.4	3,358.9	3,370.1	3,411.7	3,408.3	3,578.0	6.5

Wholesale accesses	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	7,340.0	7,457.2	7,599.2	6.1
Mobile wholesale accesses (3)	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	7,340.0	7,457.2	7,599.2	6.1

Total accesses	32,189.5	32,304.7	32,607.7	32,475.1	32,334.0	32,421.4	32,607.6	32,978.3	1.5

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

MOBILE ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Retail mobile accesses	25,009.3	25,139.7	25,283.0	25,003.9	24,775.3	24,758.7	24,821.4	25,044.1	0.2
Wholesale mobile accesses (3)	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	7,340.0	7,457.2	7,599.2	6.1

Total mobile accesses	31,888.3	31,998.7	32,301.0	32,165.9	32,022.4	32,098.6	32,278.6	32,643.2	1.5

(3)	Mobile Wholesale accesses information has been included since the first quarter 2018 and is also given for comparative purposes from January 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	62.5%	62.5%	62.5%	63.2%	63.8%	64.2%	64.5%	65.1%	1.9 p.p.
Smartphones (‘000)	14,910.2	15,514.3	15,667.9	15,961.0	15,917.8	15,979.7	15,824.1	16,302.8	2.1
Smartphone penetration (%)	71.2%	73.8%	74.3%	76.5%	77.2%	77.8%	76.8%	79.0%	2.4 p.p.
LTE (‘000)	12,438.0	12,592.0	12,611.0	12,891.1	12,773.3	12,500.3	13,362.6	13,502.1	4.7
LTE penetration (%)	57.4%	57.8%	57.7%	59.6%	59.7%	58.6%	62.4%	62.9%	3.3 p.p.
Mobile churn (quarterly)	2.2%	1.5%	1.7%	2.2%	1.9%	1.9%	2.1%	1.9%	(0.3 p.p.	)
Contract (1)(2)	1.5%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	0.0 p.p.
Mobile churn (cumulative YTD)	2.2%	1.9%	1.8%	1.9%	1.9%	1.9%	2.0%	1.9%	0.0 p.p.
Contract (1)(2)	1.5%	1.2%	1.1%	1.1%	1.0%	1.0%	1.0%	1.0%	(0.1 p.p.	)
Mobile ARPU (EUR)(cumulative YTD)	16.1	16.1	16.0	15.9	14.7	15.0	15.1	15.1	2.0
Prepay	7.3	7.1	7.0	6.9	6.8	6.9	7.1	7.1	3.8
Contract (1)(2)	26.6	27.0	26.8	26.8	24.2	24.7	24.8	24.6	0.3
Mobile data traffic (TB) (cumulative YTD)	79,926	173,446	280,109	401,489	126,797	274,846	442,731	613,219	52.7

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

05

TELEFÓNICA BRASIL

(y-o-y changes in organic terms)

In the fourth quarter, Telefónica Brasil returned to revenue growth (+0.5% y-o-y) thanks to the improvement seen in prepay and broadband. In addition, operating expenses decreased for the twelve consecutive quarter (-1.9% y-o-y, mainly on efficiencies achieved in the digitalisation process), allowing to reach the highest ever organic OIBDA margin (39.1%).

Contract mobile accesses increased by 990k in the quarter (3.6m in 2018) after posting a strong level of gross adds (+27% y-o-y) and stable churn vs. previous year, in spite of the tougher competitive environment. The Company continued implementing its “more for more” strategy with the tariff plans changes carried out in September and December. Telefónica Brasil maintained thus a solid leadership in contract at year-end (market share of 40.5%).

Prepay trends showed a marked improvement in the quarter, after the launch of the “Giga Chip” plan in August (bundled voice and data for 15 days) leading to better top-ups trend (the y-o-y recharges amount trend improved by 5 p.p. y-o-y vs. the previous quarter). Prepay accesses totalled 33m at the end of 2018, the evolution still being penalised by inactive accesses disconnections and by migrations to contract.

The higher quality of accesses, the migration to higher value plans, the higher smartphones penetration and the “more for more” strategy were reflected in the 1.7% mobile ARPU y-o-y growth in the quarter (+0.4% in 2018).

In the fixed business, cities passed with fibre in 2017 already reached an up-take rate above 42%. Premises passed with FTTH amounted to 8.7m after passing 1.6m in 2018 (30 new cities), while connections rose to 1.9m (+47% y-o-y, 152k new connections in the quarter). Broadband ARPU maintained a solid y-o-y growth (+12.9% in the quarter, +11.0% in the year) thanks to the higher fiber ARPU (+50% vs. ADSL).

Pay TV accesses decreased by 1.3% y-o-y, however they showed a better performance vs. market trend (-3.0% y-o-y). The better value accesses mix (boosted by IPTV accesses, +52% y-o-y) translates into an acceleration in Pay TV revenue to +4.5% (+1.0% in the year) showing solid ARPU growth (+5.7% y-o-y in the quarter, +4.2% in 2018).

Revenues in the quarter (€2,553; €10,126m in 2018) returned to y-o-y growth (+0.5% in the quarter, +0.3% in 2018) after the fall seen in the previous quarter (-1.0%). This sequential improvement is mainly due to the better performance in prepay and the acceleration in broadband revenue growth. Stripping out regulatory impact, revenues would have grown by +2.1% in the quarter and by +1.9% in 2018.

Mobile revenues (€6,371m in 2018) improved substantially in the quarter (+3.0% vs. +1.8% in Q3, +3.3% in the year) as a result of strong growth in handset sales revenues (+70.0%, +56.5% in 2018) and the improvement in mobile service revenues (+0.0%, +1.1% in 2018) driven by the sustained growth in contract revenues and the improved performance in prepay.

Fixed revenues fell by 3.5% y-o-y in the quarter (although improving by 1.9 p.p. vs. the previous quarter; -4.5% in 2018). It is worth highlighting the strong growth in fibre (+26.6% in the quarter, +24.8% in 2018) and IPTV revenues (+59.0% in the quarter, +57.0% in 2018), which partially offset the decline in voice revenues (-17.7% in the quarter and -15.8% in 2018).

Operating expenses (€1,636m in the quarter) fell y-o-y for twelfth straight quarter (-1.9% y-o-y, -2.0% in 2018) thanks to digitalisation initiatives and the continued search for efficiencies.

Supplies (€541m) rose by 12.9% y-o-y in the quarter (+7.0% in 2018) due to the strong commercial activity with handsets, partially offset by lower interconnection expenses. Personnel expenses (€272m) decreased by 1.1% in the quarter (+1.8% in 2018) thanks to the efficiencies achieved in last quarters; a provision of €19m for restructuring costs was registered in the quarter. Other operating expenses (€824m) fell by 9.8% y-o-y in the quarter (-7.6% in 2018), due to lower billing, collection and customer service expenses, thanks to the progressive company digitalisation and lower regulatory charges.

Thus, OIBDA reached €979m (€4,311 in 2018) and rose by 5.4% y-o-y in the quarter (+5.6% in 2018). Q4 OIBDA margin was up 1.8 p.p. y-o-y to 39.1% in organic terms (37.2% organic in 2018, +1.9 p.p. y-o-y), the highest in Telefonica Brazil history.

CapEx in 2018 amounted to €1,910m (+2.4% y-o-y, 19% of operating revenues) and was mainly allocated to the expansion of the 4G network to 3,100 cities (88% of the population; +3 p.p. y-o-y) and to the deployment of the fibre and IPTV network.

Operating cash flow totalled €2,401m in 2018, up 9.1% y-o-y.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October -December		% Chg
	2018	2017	Reported	Organic	2018	2017	Reported	Organic
Revenues	10,126	12,019	(15.8)	0.3	2,553	2,892	(11.7)	0.5
Mobile Business	6,371	7,360	(13.4)	3.3	1,624	1,797	(9.7)	3.0
Mobile service revenues	5,924	7,062	(16.1)	1.1	1,493	1,719	(13.2)	(0.0)
Data revenues	4,659	5,084	(8.4)	10.8	1,187	1,288	(7.8)	6.8
Handset revenues	448	298	50.3	56.5	131	78	66.9	70.0
Fixed Business	3,754	4,659	(19.4)	(4.5)	930	1,094	(15.0)	(3.5)
FBB and new services (1)	1,804	1,999	(9.8)	5.8	473	498	(5.1)	8.2
Pay TV	450	531	(15.4)	1.0	114	124	(7.9)	4.5
Voice & access revenues	1,501	2,128	(29.5)	(15.8)	343	473	(27.4)	(17.7)
Internal expenditure capitalised in fixed assets	117	140	(16.4)	(0.2)	30	33	(11.2)	0.9
Operating expenses	(5,921)	(7,927)	(25.3)	(2.0)	(1,636)	(1,879)	(12.9)	(1.9)
Supplies	(2,039)	(2,268)	(10.1)	7.0	(541)	(544)	(0.7)	12.9
Personnel expenses	(1,080)	(1,196)	(9.7)	1.8	(272)	(293)	(7.4)	(1.1)
Other operating expenses	(2,801)	(4,463)	(37.2)	(7.6)	(824)	(1,042)	(20.9)	(9.8)
Other net income (expense)	(41)	(79)	(48.6)	c.s.	13	(56)	c.s.	c.s.
Gain (loss) on sale of fixed assets	13	1	n.m.	n.m.	6	13	(56.5)	(46.2)
Impairment of goodwill and other assets	17	36	(53.8)	(44.8)	14	25	(43.4)	(33.0)
Operating income before D&A (OIBDA)	4,311	4,191	2.9	5.6	979	1,028	(4.8)	5.4
OIBDA Margin	42.6%	34.9%	7.7 p.p.	1.9 p.p.	38.4%	35.6%	2.8 p.p.	1.8 p.p.
CapEx	1,910	2,225	(14.1)	2.4	488	712	(31.4)	(20.7)
Spectrum	2	—	—	—	2	—	—	—
OpCF (OIBDA-CapEx)	2,401	1,966	22.1	9.1	491	316	55.1	53.9

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	Since 1 July 2017 T. Brasil includes the results of Terra. For organic comparative purposes Terra’s results are included since 1 January 2017.

•	OIBDA before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	97,331.7	97,679.1	97,732.9	97,890.8	97,905.1	97,897.8	96,817.2	95,287.2	(2.7)
Fixed telephony accesses (1)	14,242.0	14,167.6	14,007.3	13,837.3	13,679.5	13,459.7	13,209.6	13,004.6	(6.0)
Internet and data accesses	7,439.6	7,537.2	7,554.0	7,534.5	7,544.9	7,569.9	7,583.4	7,564.7	0.4
Broadband	7,369.5	7,468.6	7,485.5	7,466.1	7,476.6	7,489.9	7,502.6	7,485.2	0.3
FTTx/Cable	4,226.8	4,365.9	4,472.2	4,541.0	4,643.2	4,791.7	4,917.3	4,991.1	9.9
Mobile accesses	73,988.8	74,327.1	74,553.6	74,931.3	75,089.3	75,253.9	74,423.6	73,151.3	(2.4)
Prepay	40,171.5	39,652.1	38,897.4	38,168.1	37,599.0	36,827.1	35,017.0	32,754.4	(14.2)
Contract	33,817.3	34,675.0	35,656.2	36,763.2	37,490.3	38,426.8	39,406.7	40,396.9	9.9
M2M	5,271.5	5,590.8	5,845.3	6,312.5	6,664.9	7,105.5	7,628.7	8,203.3	30.0
Pay TV	1,661.3	1,647.2	1,618.0	1,587.7	1,591.5	1,614.3	1,600.5	1,566.6	(1.3)

Total Accesses T. Brasil	97,349.2	97,696.1	97,749.8	97,905.1	97,919.1	97,912.7	96,832.0	95,302.0	(2.7)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	45.7%	46.7%	47.8%	49.1%	49.9%	51.1%	52.9%	55.2%	6.2 p.p.
Smartphones (‘000)	50,647.3	52,687.8	53,323.6	54,077.9	56,291.8	57,636.1	58,725.5	57,834.5	6.9
Smartphone penetration (%)	76.0%	78.8%	79.5%	80.5%	83.8%	86.0%	89.3%	90.4%	9.9 p.p.
LTE (‘000)	25,422.1	28,645.5	31,645.4	35,042.6	37,566.4	39,404.1	40,325.9	41,103.8	17.3
LTE penetration (%)	37.0%	41.7%	46.1%	51.1%	54.9%	57.8%	60.4%	63.3%	12.2 p.p.
Mobile churn (quarterly)	3.3%	3.3%	3.4%	3.3%	3.1%	3.0%	3.7%	4.1%	0.8 p.p.
Contract (1)	1.6%	1.8%	1.9%	1.7%	1.6%	1.8%	1.9%	1.7%	(0.0 p.p. )
Mobile churn (cumulative YTD)	3.3%	3.3%	3.4%	3.3%	3.1%	3.0%	3.3%	3.5%	0.1 p.p.
Contract (1)	1.6%	1.7%	1.8%	1.8%	1.6%	1.7%	1.8%	1.7%	(0.1 p.p. )
Mobile ARPU (EUR)(cumulative YTD)	8.2	8.0	7.8	7.7	7.0	6.6	6.4	6.4	0.4
Prepay	4.1	3.9	3.8	3.7	3.2	3.0	2.8	2.8	(9.4)
Contract (1)	15.4	15.1	14.6	14.4	13.0	12.4	11.9	11.9	(0.1)
Mobile data traffic (TB) (cumulative YTD)	129,160	286,854	471,023	676,538	228,836	477,228	777,616	1,110,125	64.1

Fixed telephony ARPU (EUR) (cumulative YTD)	13.7	13.3	12.7	12.3	10.3	9.8	9.3	9.1	(12.0)
Pay TV ARPU (EUR) (cumulative YTD)	28.2	27.5	27.3	26.9	24.7	23.9	23.3	23.5	4.2
Broadband ARPU (EUR) (cumulative YTD)	14.5	14.2	13.9	13.9	13.2	12.7	12.6	13.0	11.0
Fixed data traffic (TB) (cumulative YTD)	3,428,917	7,379,965	11,808,743	16,467,417	4,838,067	10,190,227	15,949,403	21,954,704	33.3

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

06

TELEFÓNICA HISPAM SUR

(y-o-y changes in organic terms)

T. Hispam Sur closed 2018 with a significant increase in OpCF (+8.3% y-o-y) supported by strong growth in higher value accesses and efficiency measures implemented in the region, despite the environment (which remained highly competitive, mainly in Peru) and sustained investment efforts in fibre and 4G networks expansion.

Mobile accesses decreased by 3% compared with 2017, although contract posted positive growth across the board. Contract net additions were positive for fifth consecutive quarter (+183k accesses, +860k in 2018), highlighting Peru, which accelerated accesses growth in the quarter.

In the fixed business, accesses connected to FTTx and cable networks increased to 2.5m (+205k new accesses connected in the quarter, +835k in the year) after a strong network deployment in the year (2.1m premises passed in 2018 to reach 8.3m). In the pay TV business, the service was launched in Argentina in October and has already reached 30k accesses as of December, while Peru maintained a sound commercial performance; in Chile, the greater focus on IPTV over DTH was reflected in the loss of accesses. “Movistar Play”, Telefónica’s differential service in the region, reached 796k registered accesses (490k active accesses in the last 90 days); which were not included in pay TV accesses.

Revenues amounted to €1,988m in Q4 and increased by 11.1% y-o-y (+9.6% in 2018; €6,677m) on growth in value and gradual tariff updates in Argentina. Operating expenses increased by 13.2% and accelerated from previous quarter (+10.6% in 2018) due to price increases in Argentina (reflected mainly in personnel expenses and external services). Personnel expenses included €26m of headcount restructuring costs in the quarter (mainly €18m in Peru and €7m in Chile).

Thus, OIBDA rose to €483m in the quarter (+7.4% y-o-y; +8.1% in 2018, €1,719m). Quarterly OIBDA margin stood at 24.3% (-0.9 p.p. y-o-y) and at 25.7% in January-December (-0.4 p.p. y-o-y).

CapEx totalled €1,116m in 2018 (+8.0% y-o-y), representing 16% of operating revenues (excluding spectrum), stabley-o-y, despite the deployment of fibre, the increase in quality and 4G coverage and the launch of Pay TV service in Argentina.

Telefónica Argentina maintained a sustained y-o-y growth in revenues and OIBDA in the fourth quarter (+28.2% and +29.5% respectively) leveraged on the gradual updates of tariffs and value accesses growth. In October, the Pay TV service was launched, enhancing the value of the fibre network.

Reported results for January-December 2018 and October-December 2018 were affected by the accounting treatment of Argentina as a hyperinflationary economy since July 1, 2018, applied retroactively since January 1, 2018. In 2018, this resulted in €317m lower revenues, €141m lower OIBDA and €67m lower CapEx in reported terms. The Q4 impacts were positive in €307m, €72m and €47m in revenues, OIBDA and CapEx respectively.

Mobile accesses (18.7m) fell by 3% y-o-y. Contract accesses increased by 3% after posting once again positive net additions of 40k accesses (+221k in 2018), partially offsetting the decrease in prepay accesses (-7%) impacted by net migrations of higher value customers to contract and by the regulatory impact that requires the identification of gross additions and prepay accesses since March 2018. LTE accesses rose by 20% y-o-y with penetration reaching 43% (+8 p.p. y-o-y), while 4G coverage reached 79%.

Retail broadband accesses (1.5m) fell by 9% on the loss of copper accesses due to the focus on fibre deployment. Accesses connected to FTTx networks, driven by the launch of the 300MB symmetric fibre plan in 3Q, were multiplied by 1.9x y-o-y to 469k in December (52k connected in the quarter) of which 392k with FTTH, after accelerating the deployment in the quarter to 2.1m premises passed.

Revenues totalled €884m in Q4 (+28.2% y-o-y; €2,315m in 2018, +26.2%). Mobile service revenues (€466m in the quarter) rose by 21.6% y-o-y leveraged on the increase in ARPU (+31% y-o-y) and in contract and LTE accesses. Handset revenues rose by 20.8% y-o-y, although the trend has slowed down in the quarter due to higher prices caused by the peso depreciation. Fixed business revenues (€332m) increased by 41.4% y-o-y on the back of new IT projects in the B2B segment and the y-o-y growth in broadband ARPU (+21.8% in 2018).

Operating expenses (€645m in the quarter) increased by 29.8% y-o-y affected by salary updates (+6% in October; +25% in 2018) and higher commercial and supply expenses due to inflation. €5m of personnel restructuring expenses were included in 2018, €4m accounted in Q3 (€52m in 2017 accounted in Q4).

Quarterly OIBDA amounted to €252m (+29.5% y-o-y) and to €669m in January-December (+34.3% y-o-y). OIBDA margin stood at 28.5% (+0.3 p.p. y-o-y; +1.9 p.p. in January-December).

CapEx totalled €399m in January-December (€21m in 2.6 GHz spectrum, €4m in Q4) and increased by 24.2% y-o-y (accounting for 16% of revenues excluding spectrum, -0.9% y-o-y), mainly allocated to expanding the fibre and 4G network, and to the launch of the IPTV service. Operating cash flow (OIBDA-CapEx) stood at €269m in 2018 (+48.7%y-o-y).

In the fourth quarter, Telefónica Chile continued the improvement in financials that began in the second quarter of the year, leveraged on value accesses growth and efficiency measures implemented. All this was translated into 11.2% OIBDA growth in Q4 (+2.7% January-December) and 7.1% at OpCF level in 2018.

Mobile accesses (8.6m; -5% y-o-y) were still affected by prepay performance (-15%, in line with general market trend and affected by migrations to contract). Growth in contract accesses continued accelerating to 13% y-o-y, reaching +97k net additions in 4Q (+402k in 2018), with improved portability (positive for sixth consecutive quarter) despite tough competition in the market. LTE accesses increased by 27% y-o-y (39% penetration; +10 p.p).

Retail broadband accesses stood at 1.1m (-1% y-o-y), highlighting the acceleration in FTTx connections that almost offset the loss in copper accesses. As of December, 523k premises were connected to FTTx (+45% y-o-y; +117% in FTTH) out of a total of 1.9m premises passed. Pay TV accesses (651k) decreased by 5% y-o-y, with a strategic focus on IPTV (+34%), which did not fully offset the reduction in DTH (-9%).

Revenues in the quarter (€524m) decreased by 2.1% versus the same quarter of previous year (€2,080m; -0.5% in 2018). Y-o-y trend worsened mainly on the signing of a B2B contract whose revenues were mostly registered in the fourth quarter of 2017. Mobile service revenue (€221m) decreased y-o-y (-2.7% in the quarter; -5.5% in the year) on lower accesses, although it is worth to highlight the y-o-y trend improvement (+2.9 p.p. vs. Q3 2018) due to ARPU stabilization (+0.3% y-o-y) after six consecutive quarters of declines. Handset revenues amounted to €85m and increased by 13.2% in the quarter (€311m; +42.2% in 2018). Fixed business revenues (€218m) decreased by 5.7% y-o-y (-3.5% in 2018) affected by B2B revenues before mentioned which were partially offset by the improvement in FTTx revenues (+43.5% y-o-y; +26.9% in 2018).

Operating expenses (€385m) decreased significantly in the quarter (-6.7% y-o-y; -1.5% in 2018) thanks to the efficiencies achieved on digitalization and simplification efforts, positively impacting in customer service, administration and network expenses. Also, provisions for restructuring costs amounted to €7m in the quarter.

OIBDA (€150m) growth accelerated to 11.2% y-o-y in the quarter (+2.7% in 2018, €617m), and OIBDA margin increased by 3.8 p.p. to 28.5% (29.7%; +1.0 p.p. in 2018).

CapEx totalled €341m in January-December 2018 (-0.9% y-o-y; representing 16% of revenues, stable y-o-y) and was mainly allocated to the expansion of 4G coverage and fibre deployment. Operating cash flow (OIBDA-CapEx) amounted to €276m in 2018 and increased by 7.1% y-o-y.

Operating revenues of Telefónica Perú continued to improve the y-o-y trend in the fourth quarter (+3.1% excluding the regulatory impact) driven by greater commercial activity and the better fixed business performance. However, the aggressive competitive environment caused a decrease in OIBDA in the quarter of 37.1% y-o-y. The recent launch of the Movistar Total convergent offer in January 2019, which bundled fixed voice, broadband, mobile and pay TV service in a single product, is showing a positive commercial traction.

Mobile accesses (13.7m) decreased by 1% y-o-y, although contract accesses increased by 5% after accelerating the uptake in the quarter (+43k; +225k in 2018), improving the value mix of the mobile customer base. 4G accesses increased by 42% (33% penetration; 74% coverage).

The strategy in the fixed business continued to be focused on services bundling (94% broadband accesses are bundled in 2P or 3P) and on the deployment and connection of ultra-broadband accesses. Retail broadband accesses (1.9m) increased by 10% y-o-y with net additions in the quarter of 34k (+178k in 2018), highlighting the growth in FTTx and cable accesses (+42%; 1.5m connected; 1.3m connected with FTTH and cable). Premises passed with FTTx and cable amount to 4.2m (538k passed in 2018). Pay TV accesses (1.5m) increased by 12% y-o-y with net additions of 26k in the quarter (+162k accesses in 2018).

Likewise, the impulse of Movistar Play OTT service remained as a differential element in the fixed and mobile offer, with 574k registered accesses as of December (405k active accesses in the last 90 days).

Revenues totalled €528m in the quarter and decreased by 2.8% y-o-y (€2,075m in 2018; -5.1%) mainly affected by the negative impact of regulation (+3.1% in the quarter and stable in 2018 excluding the regulatory impact) and by the evolution of mobile service revenues. Mobile service revenues (€180m) fell by 17.3% y-o-y (-14.6% in January-December) affected by the ARPU decline (due to intense competition) and by the impact of regulation. Handset revenues rose by 67.6% y-o-y (€73m) in October-December (+22.7% in January-December) on financing sales and more rationality in subsidies. Fixed business revenues in the quarter (€276) increased by 1.6% y-o-y thanks to the increase in broadband and new services revenues (+14.6% y-o-y) leveraged on new IT projects in the B2B segment, which more than offset the effect of the change in the commercialisation of fixed equipment.

Operating expenses (€490m in the quarter) rose by 8.4% (+3.7% in January-December), mainly due to higher expenses associated with the increasing commercial activity and greater handset consumption. Likewise, €18m of personnel restructuring expenses were registered in the quarter (€38m in 2018; €2m in 4Q17).

Thus, quarterly OIBDA totalled €60m (-37.1% y-o-y; €350m in 2018, -30.8%), impacted by the aforementioned performance of mobile service revenues and the higher commercial expenses. OIBDA margin stood at 11.3% (-9.3 p.p. y-o-y, -6.9 p.p. in January-December).

CapEx as of December (€342m; -8.4% y-o-y) was focused on fibre and cable deployment and on service quality improvement as well as on 4G coverage increase. Capex accounted for 16% of revenues (-1 p.p. y-o-y). Operating cash flow (OIBDA-CapEx) totalled €8m in 2018 (-75.3% y-o-y).

TELEFÓNICA HISPAM SUR SELECTED FINANCIAL DATA Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg
	2018	2017	reported	organic	2018	2017	reported	organic
Revenues	6,677	8,218	(18.8)	9.6	1,988	2,068	(3.9)	11.1
Telefónica Argentina	2,315	3,495	(33.8)	26.2	884	890	(0.7)	28.2
Telefónica Chile	2,080	2,186	(4.8)	(0.5)	524	564	(7.1)	(2.1)
Telefónica Perú	2,075	2,318	(10.5)	(5.1)	528	561	(5.8)	(2.8)
Telefónica Uruguay	221	235	(6.2)	4.8	56	55	1.8	10.0
Others & eliminations	(13)	(15)	(14.2)	49.9	(5)	(3)	53.1	113.0
Service revenues	5,827	7,544	(22.8)	7.3	1,738	1,867	(6.9)	9.4
Telefónica Argentina	2,088	3,182	(34.4)	25.1	798	797	0.1	29.7
Telefónica Chile	1,769	1,995	(11.3)	(4.6)	439	496	(11.4)	(4.2)
Telefónica Perú	1,785	2,164	(17.5)	(7.1)	456	526	(13.3)	(7.5)
Telefónica Uruguay	198	218	(9.2)	3.1	51	51	(1.2)	8.7
Others & eliminations	(13)	(15)	(14.2)	49.9	(5)	(3)	53.1	151.5
OIBDA	1,719	2,275	(24.4)	8.1	483	525	(8.0)	7.4
Telefónica Argentina	669	971	(31.1)	34.3	252	224	12.5	29.5
Telefónica Chile	617	630	(2.1)	2.7	150	133	12.1	11.2
Telefónica Perú	350	588	(40.5)	(30.8)	60	146	(58.9)	(37.1)
Telefónica Uruguay	82	85	(3.7)	6.8	22	21	2.3	11.7
Others & eliminations	1	0	n.m.	n.m.	(1)	0	c.s.	n.m.
CapEx	1,116	1,414	(21.1)	8.0	431	476	(9.5)	2.8
Telefónica Argentina	399	601	(33.6)	24.2	153	179	(14.3)	13.8
Telefónica Chile	341	356	(4.2)	(0.9)	110	118	(6.5)	(2.8)
Telefónica Perú	342	394	(13.2)	(8.4)	150	165	(9.3)	(6.5)
Telefónica Uruguay	34	62	(45.8)	8.2	18	14	25.8	29.1
Others & eliminations	—	—	—	—	—	—	—	—
Spectrum	21	27	(23.6)	42.1	4	(1)	c.s.	28.0
Telefónica Argentina	21	—	—	—	4	—	—	—
Telefónica Chile	—	—	—	—	—	—	—	—
Telefónica Perú	—	—	—	—	—	—	—	—
Telefónica Uruguay	—	27	—	—	—	(1)	—	—
Others & eliminations	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	603	860	(29.9)	8.3	51	48	6.3	25.5
Telefónica Argentina	269	370	(27.1)	48.7	99	45	118.9	57.7
Telefónica Chile	276	274	0.7	7.1	39	15	155.9	54.5
Telefónica Perú	8	194	(96.0)	(75.3)	(90)	(19)	n.m.	n.m.
Telefónica Uruguay	48	23	109	5.8	4	7	(42.0)	(26.0)
Others & eliminations	1	—	—	—	(1)	—	—	—

TELEFÓNICA HISPAM SUR
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - December		% Chg			October - December		% Chg
	2018	2017	reported	organic		2018	2017	reported	organic
Revenues	6,677	8,218	(18.8)	9.6		1,988	2,068	(3.9)	11.1
Mobile Business	3,964	4,993	(20.6)	9.8		1,166	1,251	(6.8)	8.8
Mobile service revenues	3,115	4,319	(27.9)	5.9		916	1,049	(12.7)	5.5
Data revenues	1,800	2,442	(26.3)	17.5		515	602	(14.4)	21.9
Handset revenues	849	673	26.1	35.0		250	201	24.0	26.0
Fixed Business	2,712	3,225	(15.9)	9.3		822	818	0.6	14.5
FBB and new services revenues (1)	1,382	1,723	(19.8)	13.5		419	436	(3.9)	25.4
Pay TV revenues	531	568	(6.4)	(0.9)		130	141	(8.1)	(5.3)
Voice & access revenues	799	935	(14.5)	7.7		273	240	13.9	6.2
Internal expenditure capitalised in fixed assets	71	87	(18.3)	1.7		20	20	(3.0)	5.0
Operating expenses	(5,089)	(6,083)	(16.3)	10.6		(1,552)	(1,590)	(2.4)	13.2
Supplies	(2,051)	(2,288)	(10.4)	9.2		(611)	(599)	1.9	9.4
Personnel expenses	(943)	(1,269)	(25.7)	12.6		(307)	(350)	(12.1)	19.7
Other operating expenses	(2,095)	(2,526)	(17.1)	10.9		(634)	(641)	(1.1)	13.9
Other net income (expense)	51	48	5.9	60.3		20	24	(17.7)	24.9
Gain (loss) on sale of fixed assets	10	5	84.8	132.1		7	2	n.m.	n.m.
Impairment of goodwill and other assets	—	—	—	—		—	—	—	—
Operating income before D&A (OIBDA)	1,719	2,275	(24.4)	8.1		483	525	(8.0)	7.4
OIBDA Margin	25.7%	27.7%	(1.9 p.p. )	(0.4 p.p.	)	24.3%	25.4%	(1.1 p.p. )	(0.9 p.p.	)
CapEx	1,116	1,414	(21.1)	8.0		431	476	(9.5)	2.8
Spectrum	21	27	(23.6)	42.1		4	(1)	c.s.	28.0
OpCF (OIBDA-CapEx)	603	860	(29.9)	8.3		51	48	6.3	25.5

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	OIBDA before management and brand fees.

•

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA HISPAM SUR

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	60,569.0	59,760.0	59,093.9	58,419.9	57,783.3	57,531.8	56,723.6	56,889.9	(2.6)
Fixed telephony accesses (1)	8,209.7	8,137.8	8,044.3	7,938.5	7,811.1	7,684.6	7,549.9	7,435.2	(6.3)
Internet and data accesses	4,687.0	4,687.4	4,688.0	4,656.1	4,611.4	4,648.1	4,675.4	4,669.7	0.3
Broadband	4,565.4	4,566.1	4,567.1	4,535.4	4,492.4	4,528.3	4,554.9	4,549.5	0.3
FTTx/Cable	1,246.5	1,297.3	1,514.7	1,656.2	1,829.2	2,089.2	2,285.8	2,490.8	50.4
Mobile accesses	45,718.0	44,955.8	44,352.3	43,775.1	43,276.3	43,042.8	42,324.7	42,575.1	(2.7)
Prepay	29,273.2	28,787.5	28,344.3	27,631.8	26,973.7	26,386.8	25,504.3	25,571.6	(7.5)
Contract	16,444.7	16,168.3	16,008.0	16,143.3	16,302.6	16,655.9	16,820.4	17,003.5	5.3
M2M	1,082.3	1,126.1	1,164.9	1,199.8	1,240.2	1,339.4	1,396.2	1,457.7	21.5
Pay TV	1,954.3	1,979.1	2,009.4	2,050.3	2,084.6	2,156.4	2,173.5	2,209.9	7.8

Total Acceses Hispam Sur	60,594.7	59,785.4	59,134.0	58,445.9	57,808.9	57,556.0	56,747.9	56,913.1	(2.6)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	36.0%	36.0%	36.1%	36.9%	37.7%	38.7%	39.7%	39.9%	3.1 p.p.
Smartphones (‘000)	21,113.6	20,799.2	21,267.5	21,650.2	21,331.4	21,507.3	21,056.7	21,370.3	(1.3)
Smartphone penetration (%)	47.9%	48.1%	49.9%	51.5%	51.4%	52.2%	52.1%	52.6%	1.1 p.p.
LTE (‘000)	8,761.2	9,542.5	10,383.5	12,529.0	13,713.1	13,777.7	14,694.1	15,980.2	27.5
LTE penetration (%)	19.6%	21.8%	24.0%	29.4%	32.6%	33.0%	36.0%	38.9%	9.4 p.p.

TELEFÓNICA ARGENTINA
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2018	2017	% Chg	% Organic Chg	2018	2017	% Chg	% Organic Chg
Revenues	2,315	3,495	(33.8)	26.2	884	890	(0.7)	28.2
Mobile Business	1,497	2,279	(34.3)	25.4	552	585	(5.6)	21.5
Mobile service revenues	1,270	1,966	(35.4)	23.5	466	492	(5.2)	21.6
Data revenues	732	1,163	(37.0)	46.9	261	306	(14.5)	51.8
Handset revenues	227	312	(27.4)	37.1	86	93	(7.6)	20.8
Fixed Business	818	1,216	(32.7)	27.7	332	306	8.5	41.4
FBB and new services (1)	410	728	(43.6)	31.0	154	179	(14.2)	52.9
Voice & access revenues	407	488	(16.5)	22.7	178	126	40.6	24.8
OIBDA	669	971	(31.1)	34.3	252	224	12.5	29.5
OIBDA margin	28.9%	27.8%	1.1 p.p.	1.9 p.p.	28.5%	25.2%	3.4 p.p.	0.3 p.p.
CapEx	399	601	(33.6)	24.2	153	179	(14.3)	13.8
Spectrum	21	—	—	—	4	—	—	—
OpCF (OIBDA-CapEx)	269	370	(27.1)	48.7	99	45	118.9	57.7

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	OIBDA is presented before management and brand fees.

•

Following the consideration of the Argentine economy as hyperinflationary from an accounting perspective for periods ended after 1 July 2018, the operations of Telefónica in Argentina adjusted by inflation are to be accounted at the closing exchange rate Argentine Peso/Euro.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES	2017				2018
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	26,370.4	25,981.8	25,770.2	25,077.2	24,507.7	24,208.3	23,798.2	23,910.6	(4.7)
Fixed telephony accesses (1)	4,374.3	4,314.5	4,221.9	4,120.8	4,023.4	3,908.5	3,770.6	3,667.3	(11.0)
Fixed wireless	233.3	227.7	221.8	206.1	192.9	184.5	170.4	173.2	(15.9)
Internet and data accesses	1,841.0	1,802.5	1,758.9	1,700.6	1,648.5	1,613.3	1,579.9	1,546.1	(9.1)
Broadband	1,800.5	1,762.6	1,720.3	1,663.5	1,613.5	1,578.6	1,545.5	1,512.1	(9.1)
FTTx	75.8	133.6	192.7	243.8	294.7	353.2	416.9	468.6	92.2
Mobile accesses	20,155.1	19,864.8	19,789.4	19,255.9	18,835.8	18,686.5	18,446.3	18,666.8	(3.1)
Prepay	12,936.0	12,561.7	12,386.1	11,717.1	11,259.6	11,011.4	10,726.8	10,907.0	(6.9)
Contract	7,219.1	7,303.1	7,403.3	7,538.7	7,576.2	7,675.1	7,719.5	7,759.7	2.9
M2M	546.2	581.0	588.0	596.6	614.3	629.4	658.0	698.0	17.0
Pay TV	—	—	—	—	—	—	1.4	30.4	—

Total Accesses	26,390.8	26,002.0	25,805.1	25,098.1	24,528.1	24,227.4	23,817.1	23,928.3	(4.7)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA	2017				2018
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	35.8%	36.8%	37.4%	39.2%	40.2%	41.1%	41.8%	41.6%	2.4 p.p.
Smartphones (‘000)	9,194.8	8,789.6	9,195.1	9,253.8	8,879.0	8,988.5	8,949.3	9,074.2	(1.9)
Smartphone penetration (%)	47.2%	45.9%	48.2%	49.9%	49.0%	50.1%	50.6%	50.8%	0.9 p.p.
LTE (‘000)	4,136.7	4,707.5	5,363.2	6,387.8	6,673.1	6,714.7	6,751.7	7,647.0	19.7
LTE penetration (%)	21.1%	24.4%	27.9%	34.2%	36.6%	37.2%	38.0%	42.6%	8.3 p.p.
Mobile churn (quarterly)	3.4%	3.1%	2.9%	3.1%	3.2%	2.9%	2.6%	1.7%	(1.4 p.p.	)
Contract (1)	1.2%	1.2%	1.2%	1.1%	1.1%	1.1%	1.3%	1.5%	0.4 p.p.
Mobile churn (cumulative YTD)	3.4%	3.2%	3.1%	3.1%	3.2%	2.9%	2.8%	2.5%	(0.6 p.p.	)
Contract (1)	1.2%	1.2%	1.2%	1.2%	1.1%	1.1%	1.2%	1.3%	0.1 p.p.
Mobile ARPU (EUR)(cumulative YTD)	8.6	8.7	8.4	8.5	7.8	7.5	4.2	4.8	31.1
Prepay	2.5	2.6	2.6	2.7	2.4	2.4	1.3	1.5	30.0
Contract (1)	21.0	21.0	19.9	19.7	16.7	15.9	8.9	10.0	18.7
Mobile data traffic (TB) (cumulative YTD)	42,378	92,707	153,286	220,535	71,626	147,967	230,363	318,130	44.3
Fixed telephony ARPU (EUR) (cumulative YTD)	8.6	9.5	9.1	9.4	8.5	8.4	4.8	5.6	39.0
Broadband ARPU (EUR) (cumulative YTD)	20.8	21.7	21.3	21.2	18.1	17.1	9.4	11.1	21.8
Fixed data traffic (TB) (cumulative YTD) (2)	296,597	636,815	1,018,913	1,420,297	425,127	893,893	1,466,706	2,027,293	42.7

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

(2)	Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2018	2017	% Chg	% Organic Chg	2018	2017	% Chg	% Organic Chg
Revenues	2,080	2,186	(4.8)	(0.5)	524	564	(7.1)	(2.1)
Mobile Business	1,215	1,259	(3.5)	1.7	306	323	(5.3)	0.6
Mobile service revenues	905	1,069	(15.3)	(5.5)	221	255	(13.1)	(2.7)
Data revenues	471	544	(13.5)	(4.2)	115	129	(11.1)	(1.9)
Handset revenues	311	190	63.2	42.2	85	69	23.9	13.2
Fixed Business	864	926	(6.7)	(3.5)	218	241	(9.6)	(5.7)
FBB and new services (1)	451	465	(3.0)	0.3	119	129	(7.7)	(3.9)
Pay TV	225	243	(7.4)	(4.2)	53	60	(12.6)	(8.6)
Voice & access revenues	188	219	(13.9)	(10.9)	46	52	(10.6)	(7.0)
OIBDA	617	630	(2.1)	2.7	150	133	12.1	11.2
OIBDA margin	29.7%	28.8%	0.8 p.p.	1.0 p.p.	28.5%	23.7%	4.9 p.p.	3.8 p.p.
CapEx	341	356	(4.2)	(0.9)	110	118	(6.5)	(2.8)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	276	274	0.7	7.1	39	15	155.9	54.5

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	12,210.5	12,142.9	12,248.6	12,227.9	12,061.9	11,887.5	11,836.3	11,591.5	(5.2)
Fixed telephony accesses (1)	1,380.5	1,365.1	1,350.5	1,326.5	1,289.1	1,273.5	1,251.9	1,222.4	(7.8)
Internet and data accesses	1,138.8	1,162.9	1,170.4	1,160.8	1,141.9	1,151.0	1,156.1	1,150.2	(0.9)
Broadband	1,088.1	1,111.6	1,118.6	1,108.5	1,089.2	1,097.8	1,102.0	1,095.8	(1.1)
FTTx	329.0	341.9	354.3	360.0	379.0	421.5	475.1	522.9	45.3
Mobile accesses	9,034.4	8,945.3	9,044.6	9,056.6	8,957.4	8,783.8	8,758.8	8,567.5	(5.4)
Prepay	5,891.1	5,817.3	5,889.7	5,849.2	5,658.8	5,391.6	5,245.6	4,957.7	(15.2)
Contract	3,143.3	3,128.0	3,154.9	3,207.4	3,298.5	3,392.2	3,513.2	3,609.8	12.5
M2M	377.8	387.0	405.6	409.5	422.1	426.8	440.8	441.0	7.7
Pay TV	656.8	669.7	683.1	684.0	673.6	679.2	669.5	651.3	(4.8)

Total Accesses	12,215.7	12,148.1	12,253.8	12,233.0	12,067.0	11,892.6	11,841.7	11,597.0	(5.2)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures	2017				2018
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	34.8%	35.0%	34.9%	35.4%	36.8%	38.6%	40.1%	42.1%	6.7 p.p.
Smartphones (‘000)	2,962.3	2,894.6	2,933.0	3,285.8	3,344.5	3,411.8	3,437.9	3,531.6	7.5
Smartphone penetration (%)	35.3%	35.0%	35.1%	39.3%	40.5%	42.2%	42.7%	44.9%	5.6 p.p.
LTE (‘000)	1,837.2	1,879.7	2,210.6	2,517.2	2,700.0	2,823.9	3,035.2	3,207.0	27.4
LTE penetration (%)	21.2%	22.0%	25.6%	29.1%	31.6%	33.8%	36.5%	39.5%	10.4 p.p.
Mobile churn (quarterly)	3.3%	3.4%	3.0%	3.4%	3.4%	3.5%	2.9%	3.9%	0.5 p.p.
Contract (1)	2.4%	2.6%	2.7%	2.6%	2.2%	2.3%	2.3%	2.8%	0.2 p.p.
Mobile churn (cumulative YTD)	3.3%	3.3%	3.2%	3.2%	3.4%	3.5%	3.3%	3.4%	0.2 p.p.
Contract (1)	2.4%	2.5%	2.6%	2.6%	2.2%	2.3%	2.3%	2.5%	(0.1 p.p. )
Mobile ARPU (EUR)(cumulative YTD)	10.1	9.8	9.5	9.3	8.5	7.9	7.9	7.9	(5.4)
Prepay	2.9	2.8	2.6	2.6	2.3	2.2	2.2	2.1	(13.0)
Contract (1)	26.6	25.8	25.2	24.7	22.1	20.0	19.6	19.3	(11.7)
Mobile data traffic (TB) (cumulative YTD)	42,969	92,426	150,683	212,517	74,641	162,246	260,842	365,241	71.9

Fixed telephony ARPU (EUR) (cumulative YTD)	13.0	12.8	12.5	12.4	11.8	11.7	11.4	11.4	(4.9)
Pay TV ARPU (EUR) (cumulative YTD)	26.1	25.6	24.9	24.5	22.8	23.1	22.5	22.2	(6.1)
Broadband ARPU (EUR) (cumulative YTD)	18.8	18.1	17.4	17.3	17.1	17.1	16.7	16.5	(1.3)
Fixed data traffic (TB) (cumulative YTD) (2)	434,322	970,592	1,502,438	2,006,161	524,361	1,133,870	1,794,715	2,480,494	23.6

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change .

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

(2)	Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA PERÚ
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2018	2017	% Chg	% Organic Chg	2018	2017	% Chg	% Organic Chg
Revenues	2,075	2,318	(10.5)	(5.1)	528	561	(5.8)	(2.8)
Mobile Business	1,038	1,226	(15.4)	(9.9)	252	288	(12.4)	(6.9)
Mobile service revenues	748	1,072	(30.2)	(14.6)	180	253	(28.9)	(17.3)
Data revenues	490	614	(20.2)	(15.7)	113	143	(21.1)	(21.2)
Handset revenues	290	154	88.1	22.7	73	35	105.8	67.6
Fixed Business	1,037	1,092	(5.0)	0.2	276	273	1.2	1.6
FBB and new services (1)	526	543	(3.1)	2.3	149	131	14.1	14.6
Pay TV	306	318	(3.9)	1.4	77	80	(3.4)	(3.1)
Voice & access revenues	205	230	(11.0)	(6.2)	50	62	(20.2)	(19.8)
OIBDA	350	588	(40.5)	(30.8)	60	146	(58.9)	(37.1)
OIBDA margin	16.9%	25.4%	(8.5 p.p. )	(6.9 p.p. )	11.3%	26.0%	(14.6 p.p. )	(9.3 p.p. )
CapEx	342	394	(13.2)	(8.4)	150	165	(9.3)	(6.5)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	8	194	(96.0)	(75.3)	(90)	(19)	n.m.	n.m.

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES	2017				2018
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Fixed telephony accesses (1)	2,455.0	2,458.2	2,471.9	2,491.2	2,498.6	2,502.6	2,527.5	2,545.4	2.2
Fixed wireless	84.6	84.9	85.4	85.8	84.6	84.7	85.2	85.4	(0.5)
Internet and data accesses	1,707.3	1,722.1	1,758.7	1,794.7	1,821.0	1,883.8	1,939.5	1,973.3	10.0
Broadband	1,676.8	1,691.9	1,728.2	1,763.4	1,789.7	1,852.0	1,907.4	1,941.5	10.1
FTTx/Cable	841.7	821.7	967.7	1,052.4	1,155.5	1,314.6	1,393.8	1,499.2	42.5
Mobile accesses	14,810.6	14,438.8	13,826.5	13,745.1	13,816.4	13,915.5	13,474.9	13,664.8	(0.6)
Prepay	9,429.8	9,397.5	9,073.7	9,049.4	9,093.0	9,038.0	8,597.2	8,744.0	(3.4)
Contract	5,380.9	5,041.3	4,752.7	4,695.7	4,723.5	4,877.5	4,877.7	4,920.8	4.8
M2M	82.9	82.1	92.7	108.5	112.4	187.1	199.5	217.7	100.6
Pay TV	1,297.4	1,309.3	1,326.2	1,366.3	1,411.0	1,477.1	1,502.6	1,528.1	11.8

Total Accesses	20,270.3	19,928.4	19,383.2	19,397.3	19,547.1	19,779.1	19,444.4	19,711.7	1.6

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA	2017				2018
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	36.3%	34.9%	34.4%	34.2%	34.2%	35.1%	36.2%	36.0%	1.8 p.p.
Smartphones (‘000)	8,130.0	8,283.6	8,291.3	8,246.5	8,230.3	8,231.3	7,803.0	7,873.5	(4.5)
Smartphone penetration (%)	55.5%	58.0%	60.7%	60.8%	60.4%	60.3%	59.1%	58.9%	(2.0 p.p. )
LTE (‘000)	2,370.0	2,505.4	2,324.4	3,087.6	3,725.1	3,586.3	4,217.9	4,391.3	42.2
LTE penetration (%)	16.1%	17.5%	16.9%	22.6%	27.2%	26.1%	31.9%	32.7%	10.0 p.p.
Mobile churn (quarterly)	5.3%	5.1%	5.5%	5.6%	5.8%	6.2%	7.1%	6.8%	1.3 p.p.
Contract (1)	2.7%	3.1%	3.1%	3.3%	3.0%	3.2%	3.5%	3.3%	(0.0 p.p. )
Mobile churn (cumulative YTD)	5.3%	5.2%	5.3%	5.3%	5.8%	6.2%	6.5%	6.6%	1.2 p.p.
Contract (1)	2.7%	2.9%	3.0%	3.0%	3.0%	3.2%	3.3%	3.3%	0.3 p.p.
Mobile ARPU (EUR)(cumulative YTD)	6.3	6.3	6.2	6.1	5.2	4.4	4.4	4.4	(11.5)
Prepay	2.1	2.0	2.1	2.0	1.8	1.7	1.7	1.8	(8.9)
Contract (1)	13.7	13.8	13.7	13.6	12.0	9.6	9.5	9.5	(10.3)
Mobile data traffic (TB) (cumulative YTD)	37,157	84,961	133,034	185,166	62,196	133,741	224,923	326,110	76.1
Fixed telephony ARPU (EUR) (cumulative YTD)	7.5	7.0	6.8	6.7	5.8	5.8	5.8	5.8	(9.2)
Pay TV ARPU (EUR) (cumulative YTD)	19.4	19.1	18.8	18.6	17.5	17.6	17.5	17.4	(1.3)
Broadband ARPU (EUR) (cumulative YTD)	15.6	15.1	14.7	14.3	12.6	12.7	12.7	12.7	(6.3)
Fixed data traffic (TB) (cumulative YTD) (2)	692,053	1,378,078	2,075,593	2,814,311	752,346	1,559,607	2,463,278	3,499,664	24.4

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

(2)	Includes solely traffic related with FBB accesses, not Business customers.

07

TELEFÓNICA HISPAM NORTE

(y-o-y changes in organic terms)

In Hispam Norte, quarterly results were still significantly impacted by regulation and competitive intensity, mainly in Mexico, although it is worth highlighting the positive results in Colombia. The good commercial trend in the region is also notable, with y-o-y growth in accesses in main products (contract, LTE, prepay, FBB, fibre and pay TV).

Total accesses stood at 73.6m (+1% y-o-y) and mobile accesses at 68.0m (+2%). Contract accesses increased 5% y-o-y after posting +24k net additions in Q4 (+433k in 2018), prepay accesses grew 1% with +784k net additions in Q4 (+820k in 2018) and LTE accesses rose 43% (30% penetration; +9 p.p. y-o-y) after reaching a coverage of 53% (+6 p.p. y-o-y).

In the fixed business, the deployment of the FTTx network advanced further, and connected accesses in Colombia were multiplied by 2.4 times y-o-y after reaching 390k premises passed in the year (1,132k already passed; 304k connected). Retail fixed broadband accesses totalled 1.3m (+9% y-o-y), with +4k net additions in the quarter (+106k in 2018) and pay TV accesses rose 3%.

Revenues (€1,037m) fell 2.4% y-o-y in the quarter (€4,075m in 2018; -1.2% y-o-y) impacted by regulation (-1.6 p.p. in Q4; -1.9 p.p. in 2018) and by tariffs reductions in the Mexican market as a consequence of the highly competitive environment.

Operating expenses (€835m) increased 10.0% y-o-y (€3,141m; +4.3% in 2018), affected by the negative impact of regulation and by spectrum commitments recorded as OpEx from this quarter onwards (both impacts in Mexico). Additionally, it was registered €14m restructuring costs in the quarter (€21m in Q4 17).

OIBDA stood at €45m in the fourth quarter after registering a total write-off of the goodwill allocated to T. Mexico (€242m; €350m in 2018) in Hispam Norte’s “other companies and eliminations” (impact was registered at the holding company level).

In organic terms, OIBDA (excluding the total write-off of the Mexican goodwill, capital gains from tower sales, restructuring costs and the effect of foreign exchange rates) fell 15.8% y-o-y in the quarter (€793m; -8.7% in 2018). Organic OIBDA margin stood at 27.8% (-4.4 p.p. y-o-y; 27.4% in 2018, -2.3 p.p. y-o-y).

CapEx amounted to €668m in January-December (-26.8% y-o-y) and was mainly allocated to fixed and mobile network expansion. Additionally, in the quarter, €135m was registered for the acquisition of 40MHz of spectrum in the 2.5 GHz band and for the partial spectrum renewal in the 1,900 MHz band in Mexico. CapEx (excluding spectrum) accounted for 13% of revenues (-4 p.p. y-o-y). Operating cash flow (OIBDA-CapEx) rose 17.9% in comparison to 2017.

Telefónica Colombia continued to post solid commercial and financial results in the fourth quarter, resulting in a significant operating cash flow growth and OIBDA margin expansion (+2.4 p.p. y-o-y).

Mobile accesses rose to 15.7M (+8% y-o-y) after posting +426k net additions in Q4 (+1,126k in 2018). In Prepay (+9%y-o-y), it is worth highlighting the improvement seen after repositioning the offer (increase in data allowance), leading to an acceleration of net additions (+411k in Q4; +1,023k in 2018). In contract, (+3% y-o-y), 14k new accesses were added in Q4 (+103k in 2018), maintaining positive net portability figures for the fourth consecutive quarter, despite the stronger competitive intensity in the quarter. Smartphones reached a penetration of +46% (+3 p.p. y-o-y) and LTE accesses grew 42% (40% penetration; +9 p.p. y-o-y; 62% coverage, +4 p.p.).

Retail broadband accesses rose 1% despite the negative impact from unifying standards among subsidiaries that resulted in a net loss of 27k accesses in Q4 (+11k in 2018). On the other hand, fibre deployment accelerated (1,132k premises passed with FTTx at December; 46% with FTTH), boosting FTTx (+140% y-o-y) and FTTH connections (30% of

FTTx accesses; +25 p.p. y-o-y). Likewise, pay TV accesses increased 3% y-o-y (-16k in Q4 after unifying standards as mentioned above; +18k in 2018).

Revenues (€363m) rose 1.3% y-o-y in Q4 (€1,468m, +2.6% in 2018). Mobile service revenues (€187m) increased 3.6% y-o-y (€759m; +4.4% in 2018) driven by the growth in accesses which more than offset the ARPU decline as a result of the stronger commercial intensity mainly in Q4. Fixed business revenues (€141m) grew 0.3% (€574m; +2.2% in 2018) supported by broadband revenues.

Operating expenses (€268m) increased 3.3% y-o-y (€1,038m, +4.3% in 2018) mainly due to higher network expenses, that were partially outweighed by commercial expenses efficiencies. Besides, it was registered €6m restructuring costs in the quarter (€12m in Q4 17).

OIBDA (€148m) growth accelerated to 27.6% y-o-y (€556m; +9.9% in 2018) driven by an improvement in revenues, cost control and the positive impact of €37m capital gain from the sale of real estate assets and €3m from the sale of towers in the quarter. OIBDA margin stood at 40.6% (+8.5 p.p. y-o-y; +37.9%; +2.4 p.p. in 2018).

CapEx (€192m in January-December) fell 41.3% y-o-y and was primarily allocated to expanding LTE and fibre coverage. Operating cash flow (OIBDA- CapEx) rose 120.2% y-o-y in 2018.

Telefónica México remained focused on value customers, which led to an 8% y-o-y growth in contract accesses. Quarterly financial results continued to be affected in both revenues and OIBDA by the regulatory impact, as well as by the market’s higher competitive intensity, mainly in prepay.

Mobile accesses increased to 26.3m (+5% y-o-y) after posting +785k net additions in Q4 (+1,239k in 2018). In contract, accesses rose 8% (representing 9% of total mobile accesses) after registering positive net additions (+31k accesses in Q4; +174k in 2018). The new offer launched in November (unlimited voice and data services for 399 Mexican pesos, significantly higher than the contract ARPU) is particularly noteworthy. In prepay, accesses (+5% y-o-y) improved sequentially after recording +754k net additions (+1,065k in 2018). LTE accesses rose 29% (26% penetration; +5 p.p.), and the coverage expanded by 4 p.p. y-o-y to 56%.

In the fixed business, “internet en el hogar” (“internet at home”; broadband offered through mobile network launched at the end of the 4Q 17) accesses reached 69k accesses (+22k new accesses in Q4).

Revenues in the quarter (€308m) fell 6.3% y-o-y (€1,175m in 2018; -6.1%), still impacted by regulation (termination rates reduction) and by the market’s lower unitary prices which were dragged by the highly competitive environment. Excluding the regulatory impact, revenues would have decreased 1.3% y-o-y in Q4 (-0.5% in 2018). Handset revenues rose 20.8% y-o-y (+25.5% in 2018).

Operating expenses (€313m) increased 21.6% y-o-y (€1,078m; +7.3% in 2018), affected by the negative regulatory impact on termination rates and by 2.5 GHz and 1,900 MHz spectrum commitments recorded as OpEx from this quarter onwards (€19m). Additionally, €5m restructuring costs were registered in the quarter (€6m in Q4 17).

OIBDA (€13m) decreased 78.9% y-o-y (€150m in 2018; -45.2%). Excluding the regulatory impact, OIBDA would have decreased 56.7% y-o-y in the quarter (-16.4% in 2018). Additionally, in the quarter it was registered the positive impact of the capital gain from the sale of fibre (€12m).

CapEx (€296m in January-December) was down by 19.3% y-o-y. In the quarter, €135m was registered for the acquisition of 40MHz of spectrum in the 2.5 GHz band and for the partial spectrum renewal in the 1,900 MHz band. CapEx (excluding spectrum) accounted for 14% of revenues (-2 p.p. y-o-y) and operating cash flow (OIBDA-CapEx) totalled -€146m in 2018.

TELEFÓNICA HISPAM NORTE
SELECTED FINANCIAL DATA	January - December		% Chg		October - December		% Chg
Unaudited figures (Euros in millions)	2018	2017	reported	organic	2018	2017	reported	organic
Revenues	4,075	4,331	(5.9)	(1.2)	1,037	1,082	(4.2)	(2.4)
Telefónica Colombia	1,468	1,462	0.4	2.6	363	368	(1.4)	1.3
Telefónica México	1,175	1,336	(12.1)	(6.1)	308	334	(7.8)	(6.3)
Telefónica Centroamérica	874	890	(1.8)	4.9	228	227	0.5	1.9
Telefónica Ecuador	542	539	0.5	5.6	135	135	0.3	(2.5)
Telefónica Venezuela	18	106	(82.9)	(81.9)	2	18	(87.2)	(81.0)
Others & eliminations	(2)	(3)	(35.9)	(32.0)	(0)	(0)	8.9	10.7
Service revenues	3,476	3,825	(9.1)	(3.9)	854	931	(8.3)	(5.0)
Telefónica Colombia	1,334	1,322	0.9	3.5	328	332	(1.3)	2.0
Telefónica México	889	1,102	(19.3)	(12.8)	209	259	(19.3)	(14.1)
Telefónica Centroamérica	794	827	(4.0)	3.4	204	209	(2.4)	(0.7)
Telefónica Ecuador	444	474	(6.4)	(0.9)	112	114	(2.0)	(4.6)
Telefónica Venezuela	18	104	(82.7)	(81.7)	2	18	(87.3)	(81.1)
Others & eliminations	(2)	(3)	(35.9)	(32.0)	(0)	(0)	2.5	3.9
OIBDA	793	1,263	(37.2)	(8.7)	45	334	(86.5)	(15.8)
Telefónica Colombia	556	482	15.4	9.9	148	115	28.7	27.6
Telefónica México	150	302	(50.4)	(45.2)	13	78	(83.2)	(78.9)
Telefónica Centroamérica	283	263	7.8	9.3	94	83	13.7	(4.0)
Telefónica Ecuador	143	163	(11.7)	(4.0)	30	42	(29.1)	(15.1)
Telefónica Venezuela	3	34	(91.1)	(90.6)	2	9	(77.5)	(71.8)
Others & eliminations (1)	(343)	19	c.s.	(61.3)	(242)	7	c.s.	(89.8)
CapEx	668	1,264	(47.1)	(26.8)	371	348	6.6	(21.3)
Telefónica Colombia	192	796	(75.9)	(41.3)	74	139	(46.9)	(44.6)
Telefónica México	296	217	36.7	(19.3)	208	85	144.9	(10.6)
Telefónica Centroamérica	112	165	(32.3)	(7.9)	57	93	(38.5)	5.4
Telefónica Ecuador	67	77	(13.0)	(8.6)	32	34	(5.9)	(4.5)
Telefónica Venezuela	2	9	(77.1)	(77.1)	1	(2)	c.s.	c.s.
Others & eliminations	—	—	—	—	—	—	—	—
Spectrum	135	510	(73.5)	(71.7)	135	36	n.m.	n.m.
Telefónica Colombia (2)	—	470	—	—	—	—	—	—
Telefónica México	135	4	n.m.	n.m.	135	(0)	c.s.	n.m.
Telefónica Centroamérica	—	36	—	—	—	36	—	—
Telefónica Ecuador	—	—	—	—	—	—	—	—
Telefónica Venezuela	—	—	—	—	—	—	—	—
Others & eliminations	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	125	(0)	c.s.	17.9	(326)	(14)	n.m.	32.7
Telefónica Colombia	364	(315)	c.s.	120.2	74	(24)	c.s.	c.s.
Telefónica México	(146)	86	c.s.	c.s.	(195)	(7)	n.m.	c.s.
Telefónica Centroamérica	172	98	75.5	25.2	37	(10)	c.s.	(22.4)
Telefónica Ecuador	77	86	(10.6)	0.0	(2)	9	c.s.	(50.8)
Telefónica Venezuela	1	25	(96.0)	(95.6)	2	12	(86.8)	(84.2)
Others & eliminations (1)	(343)	20	c.s.	(61.3)	(242)	7	c.s.	(89.8)

(1)	Includes goodwill impairment in Mexico (€108m in April-June 2018 and €242m in October-December 2018)

(2)

Spectrum includes €470m in Q3 17 related to the cost of licenses associated with the arbitration award in Colombia in connection with the reversion of certain assets earmarked for the provisions of services under former concessions.

TELEFÓNICA HISPAM NORTE
CONSOLIDATED INCOME STATEMENT	January - December		% Chg		October - December		% Chg
Unaudited figures (Euros in millions)	2018	2017	reported	organic	2018	2017	reported	organic
Revenues	4,075	4,331	(5.9)	(1.2)	1,037	1,082	(4.2)	(2.4)
Mobile Business	3,343	3,595	(7.0)	(1.5)	854	898	(4.9)	(4.0)
Mobile service revenues	2,744	3,089	(11.2)	(5.0)	672	748	(10.1)	(7.5)
Data revenues	1,564	1,678	(6.8)	(1.1)	396	412	(3.9)	(5.8)
Handset revenues	599	506	18.3	19.6	182	150	21.2	13.4
Fixed Business	732	736	(0.6)	(0.2)	182	184	(0.7)	2.4
FBB and new services revenues (1) (2)	408	358	13.9	19.4	109	84	28.5	30.8
Pay TV revenues	83	87	(4.0)	7.8	16	20	(19.6)	12.8
Voice & access revenues (2)	240	291	(17.4)	(23.9)	58	79	(27.1)	(30.6)
Internal expenditure capitalised in fixed assets	48	51	(6.4)	(3.9)	12	12	2.6	5.6
Operating expenses	(3,141)	(3,165)	(0.8)	4.3	(835)	(777)	7.5	10.0
Supplies	(1,349)	(1,385)	(2.6)	3.2	(367)	(349)	5.2	7.1
Personnel expenses	(352)	(375)	(6.1)	(2.1)	(89)	(99)	(9.8)	(2.8)
Other operating expenses	(1,440)	(1,405)	2.5	7.0	(379)	(330)	15.1	16.1
Other net income (expense)	30	27	14.3	14.8	7	11	(34.6)	(38.7)
Gain (loss) on sale of fixed assets	131	19	n.m.	n.m.	67	7	n.m.	c.s.
Impairment of goodwill and other assets (3)	(350)	—	—	—	(242)	—	—	—
Operating income before D&A (OIBDA)	793	1,263	(37.2)	(8.7)	45	334	(86.5)	(15.8)
OIBDA Margin	19.5%	29.2%	(9.7 p.p. )	(2.3 p.p. )	4.4%	30.9%	(26.5 p.p. )	(4.4 p.p. )
CapEx	668	1,264	(47.1)	(26.8)	371	348	6.6	(21.3)
Spectrum (4)	135	510	(73.5)	(71.7)	135	36	n.m.	n.m.
OpCF (OIBDA-CapEx)	125	(0)	c.s.	17.9	(326)	(14)	n.m.	32.7

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	OIBDA before management and brand fees.

•

The operations of Telefónica in Venezuela adjusted by inflation are to be accounted at the closing exchange rate Bolívar Soberano/Euro. For the January-December 2018 period Telefónica uses a synthetic Exchange rate of 7,608.41 Bolívares Soberanos/USD as of end of December 2018.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.

(3)	Includes goodwill impairment in Mexico (€108m in April-June 2018 and €242m in October-December 2018)
(4)

Spectrum includes €470m in Q3 17 related to the cost of licenses associated with the arbitration award in Colombia in connection with the reversion of certain assets earmarked for the provisions of services under former concessions.

TELEFÓNICA HISPAM NORTE ACCESSES	2017				2018
Unaudited figures (thousands)	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	72,524.4	71,947.4	71,102.9	72,554.6	72,590.0	73,145.9	72,902.0	73,555.6	1.4
Fixed telephony accesses (1)(2)	3,539.7	3,450.6	3,327.8	3,554.7	3,478.3	3,484.8	3,301.0	3,169.8	(10.8)
Internet and data accesses (2)	1,006.9	999.9	1,003.0	1,229.2	1,253.1	1,274.7	1,332.3	1,337.1	8.8
Broadband	979.4	971.9	974.3	1,199.9	1,223.2	1,244.0	1,301.4	1,305.6	8.8
FTTx	33.4	54.6	86.5	126.8	167.7	284.4	302.7	303.7	139.5
Mobile accesses	66,989.6	66,515.0	65,790.4	66,788.6	66,857.0	67,355.8	67,233.7	68,041.1	1.9
Prepay	57,725.3	57,115.6	56,284.5	57,190.7	57,061.5	57,360.4	57,226.8	58,010.4	1.4
Contract	9,264.2	9,399.4	9,506.0	9,597.9	9,795.4	9,995.4	10,006.9	10,030.7	4.5
M2M	1,545.1	1,582.9	1,635.8	1,686.7	1,785.1	1,882.0	1,914.3	1,922.8	14.0
Pay TV	988.2	981.9	981.6	982.1	1,001.6	1,030.6	1,034.9	1,007.6	2.6

Total Acceses Hispam Norte	72,564.2	71,986.4	71,141.8	72,565.4	72,590.5	73,146.4	72,902.5	73,556.1	1.4

(1)	Includes fixed wireless and VoIP accesses.
(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business in Colombia from 1 October 2017.

SELECTED OPERATIONAL DATA	2017				2018
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	13.8%	14.1%	14.4%	14.4%	14.7%	14.8%	14.9%	14.7%	0.4 p.p.
Smartphones (‘000)	29,294.8	29,657.6	29,224.7	29,704.8	30,059.4	29,995.2	31,376.2	31,960.9	7.6
Smartphone penetration (%)	45.2%	46.1%	46.0%	46.0%	46.6%	46.2%	48.4%	48.6%	2.6 p.p.
LTE (‘000)	8,280.3	9,426.0	11,336.8	13,626.0	14,761.5	16,069.9	17,392.6	19,506.4	43.2
LTE penetration (%)	12.7%	14.5%	17.7%	21.0%	22.7%	24.6%	26.6%	29.5%	8.6 p.p.

TELEFÓNICA COLOMBIA
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2018	2017	% Chg	% Organic Chg	2018	2017	% Chg	% Organic Chg
Revenues	1,468	1,462	0.4	2.6	363	368	(1.4)	1.3
Mobile Business	894	909	(1.6)	2.8	223	223	0.1	2.0
Mobile service revenues	759	768	(1.1)	4.4	187	186	0.5	3.6
Data revenues	451	436	3.5	8.9	112	109	2.2	4.6
Handset revenues	134	141	(4.6)	(5.9)	36	37	(2.1)	(6.1)
Fixed Business	574	554	3.7	2.2	141	146	(3.6)	0.3
FBB and new services (1) (2)	324	275	18.0	23.2	84	66	28.0	29.9
Pay TV	79	86	(8.0)	3.6	14	20	(28.5)	3.2
Voice & access revenues (2)	171	193	(11.5)	(23.5)	42	60	(30.1)	(34.0)
OIBDA	556	482	15.4	9.9	148	115	28.7	27.6
OIBDA margin	37.9%	32.9%	4.9 p.p.	2.4 p.p.	40.6%	31.1%	9.5 p.p.	8.5 p.p.
CapEx	192	796	(75.9)	(41.3)	74	139	(46.9)	(44.6)
Spectrum (3)	—	470	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	364	(315)	c.s.	120.2	74	(24)	c.s.	c.s.

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.

(3)

Spectrum includes €470m in Q3 17 related to the cost of licenses associated with the arbitration award in connection with the reversion of certain assets earmarked for the provisions of services under former concessions.

ACCESSES	2017				2018
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	16,471.3	16,610.7	16,964.5	17,940.1	18,116.5	18,515.9	18,728.2	19,067.3	6.3
Fixed telephony accesses (1) (2)	1,352.7	1,330.6	1,319.7	1,609.6	1,619.8	1,635.8	1,626.0	1,582.4	(1.7)
Internet and data accesses (2)	990.0	982.3	984.9	1,210.0	1,233.9	1,245.8	1,247.7	1,220.4	0.9
Broadband	976.8	969.1	971.5	1,196.4	1,220.2	1,232.2	1,234.2	1,207.1	0.9
FTTx	33.4	54.6	86.5	126.8	167.7	284.4	302.7	303.7	139.5
Mobile accesses	13,603.0	13,768.6	14,130.1	14,590.6	14,716.1	15,070.6	15,290.6	15,716.3	7.7
Prepay	9,974.3	10,096.8	10,401.1	10,857.7	11,003.8	11,298.3	11,469.3	11,880.8	9.4
Contract	3,628.6	3,671.8	3,729.0	3,732.9	3,712.3	3,772.3	3,821.3	3,835.5	2.7
M2M	474.8	463.7	468.6	454.3	452.1	480.2	491.5	487.9	7.4
Pay TV	525.6	529.3	529.8	529.9	546.7	563.8	563.9	548.2	3.5

Total Accesses	16,471.8	16,611.2	16,965.0	17,940.5	18,117.0	18,516.4	18,728.7	19,067.8	6.3

(1)	Includes fixed wireless and VoIP accesses.
(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.

SELECTED OPERATIONAL DATA	2017				2018
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	26.7%	26.7%	26.4%	25.6%	25.2%	25.0%	25.0%	24.4%	(1.2 p.p. )
Smartphones (‘000)	5,324.1	5,477.0	5,761.4	5,977.1	6,069.0	6,304.2	6,539.8	6,887.2	15.2
Smartphone penetration (%)	41.1%	41.7%	42.7%	42.7%	42.9%	43.6%	44.6%	45.5%	2.8 p.p.
LTE (‘000)	2,682.5	3,193.6	3,731.2	4,260.0	4,585.6	5,006.8	5,492.4	6,030.8	41.6
LTE penetration (%)	20.4%	24.0%	27.3%	30.1%	32.1%	34.3%	37.1%	39.6%	9.5 p.p.
Mobile churn (quarterly)	4.2%	3.4%	2.9%	2.9%	3.4%	3.2%	3.3%	3.0%	0.1 p.p.
Contract (1)	1.5%	1.6%	1.5%	1.7%	1.7%	1.6%	1.7%	1.9%	0.1 p.p.
Mobile churn (cumulative YTD)	4.2%	3.8%	3.5%	3.3%	3.4%	3.2%	3.2%	3.2%	(0.2 p.p. )
Contract (1)	1.5%	1.5%	1.5%	1.6%	1.7%	1.6%	1.6%	1.7%	0.2 p.p.
Mobile ARPU (EUR)(cumulative YTD)	4.7	4.6	4.5	4.4	4.0	4.0	4.0	3.9	(6.1)
Prepay	1.2	1.2	1.2	1.2	1.1	1.1	1.1	1.0	(5.3)
Contract (1)	16.4	15.9	15.3	15.0	13.4	13.4	13.5	13.3	(6.2)
Mobile data traffic (TB) (cumulative YTD)	22,498	48,002	75,237	105,623	31,191	65,600	105,536	152,025	43.9
Fixed telephony ARPU (EUR) (cumulative YTD)	11.1	10.8	10.2	9.3	8.0	8.1	8.2	8.1	(11.3)
Pay TV ARPU (EUR) (cumulative YTD)	14.3	14.1	13.5	13.2	12.5	12.6	12.8	11.7	(0.4)
Broadband ARPU (EUR) (cumulative YTD)	11.0	11.1	10.9	10.3	10.6	10.9	11.1	11.2	12.7
Fixed data traffic (TB) (cumulative YTD) (2)	89,505	192,552	296,678	401,577	295,782	619,750	964,597	1,338,012	n.m.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

(2)	Includes solely traffic pertaining to FBB accesses, not Business customers.

TELEFÓNICA MÉXICO
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2018	2017	% Chg	% Organic Chg	2018	2017	% Chg	% Organic Chg
Revenues	1,175	1,336	(12.1)	(6.1)	308	334	(7.8)	(6.3)
Service revenues	889	1,102	(19.3)	(12.8)	209	259	(19.3)	(14.0)
Data revenues	459	555	(17.4)	(11.9)	107	144	(25.6)	(26.0)
Handset revenues	286	234	21.9	25.5	99	75	31.9	20.8
OIBDA	150	302	(50.4)	(45.2)	13	78	(83.2)	(78.9)
OIBDA margin	12.8%	22.6%	(9.9 p.p. )	(9.6 p.p. )	4.2%	23.3%	(19.1 p.p. )	(19.4 p.p. )
CapEx	296	217	36.7	(19.3)	208	85	n.s.	(10.6)
Spectrum	135	4	n.m.	n.m.	135	(0)	c.s.	n.m.
OpCF (OIBDA-CapEx)	(146)	86	c.s.	c.s.	(195)	(7)	n.m.	c.s.

Notes:

•	January-December and October-December 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.

•	OIBDA is presented before management and brand fees.

ACCESSES	2017				2018
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Mobile accesses	25,657.9	25,277.7	24,539.2	25,070.9	25,269.3	25,499.9	25,525.0	26,309.9	4.9
Prepay	23,639.3	23,197.6	22,408.7	22,882.4	22,977.1	23,124.3	23,193.1	23,947.0	4.7
Contract	2,018.6	2,080.1	2,130.5	2,188.5	2,292.2	2,375.6	2,331.9	2,362.9	8.0
M2M	710.1	744.0	789.2	854.5	932.7	982.8	1,002.1	1,012.1	18.4
Fixed Wireless	974.4	924.2	849.5	808.4	750.6	768.6	706.9	703.1	(13.0)

Total Accesses	26,671.5	26,240.4	25,427.1	25,889.5	26,019.9	26,268.5	26,231.9	27,013.0	4.3

SELECTED OPERATIONAL DATA	2017				2018
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	7.9%	8.2%	8.7%	8.7%	9.1%	9.3%	9.1%	9.0%	0.3 p.p.
Smartphones (‘000)	11,865.9	11,789.9	11,483.8	11,576.0	11,339.0	11,020.6	11,464.6	11,351.1	(1.9)
Smartphone penetration (%)	47.6%	48.1%	48.4%	47.9%	46.7%	45.0%	46.8%	44.9%	(3.0 p.p. )
LTE (‘000)	3,658.0	4,035.0	4,309.6	5,111.2	5,427.6	5,591.8	5,828.7	6,589.6	28.9
LTE penetration (%)	14.7%	16.4%	18.1%	21.1%	22.3%	22.8%	23.8%	26.0%	4.9 p.p.
Mobile churn (quarterly)	4.8%	3.9%	4.7%	3.7%	3.7%	3.6%	3.8%	3.2%	(0.5 p.p. )
Contract (1)	2.1%	1.9%	2.2%	2.5%	2.0%	2.3%	3.0%	2.9%	0.4 p.p.
Mobile churn (cumulative YTD)	4.8%	4.4%	4.5%	4.3%	3.7%	3.6%	3.7%	3.6%	(0.7 p.p. )
Contract (1)	2.1%	1.7%	1.9%	2.1%	2.0%	2.3%	2.5%	2.6%	0.6 p.p.
Mobile ARPU (EUR)(cumulative YTD)	2.7	2.9	3.0	3.0	2.4	2.4	2.4	2.3	(14.4)
Prepay	2.3	2.4	2.5	2.5	1.9	2.0	2.0	1.9	(15.3)
Contract (1)	12.1	12.4	12.5	12.3	11.4	10.4	10.5	9.5	(11.3)
Mobile data traffic (TB) (cumulative YTD)	30,861	69,939	112,251	155,767	46,704	101,195	170,382	261,553	67.9

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

08

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Acens Technologies	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	69.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPAM SUR
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.1
TELEFÓNICA HISPAM NORTE
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Costa Rica	100.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador (2)	59.6
Telefónica Móviles Guatemala (2)	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U	50.0
Telefónica Digital	100.0
Seguros de Vida y Pensiones Antares (1)	100.0
China Unicom	0.6
BBVA	0.7
Prisa	9.4

(1)

On the 8th of November 2018 Telefónica reached an agreement with Grupo Catalana Occidente for the sale of 100% of Antares. The closing of the transaction was completed on the 14th of February 2019, after obtaining the pertinent regulatory approvals.

(2)	In January 2019, Telefonica Centroamérica Inversiones, S.L. agreed the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador.

Changes to the Perimeter

During the year 2018, the following changes have been made to the perimeter of consolidation:

•

On 27 July 2018, Telefónica transferred to a company of the Pontegadea Group 16.65% of the share capital of the Telefónica’s subsidiary Pontel Participaciones, S.L. (“Pontel”) that owns 60% of the share capital of the company Telxius Telecom, S.A. (“Telxius”), for an amount of 378.8 million euros, which entailed a price of 15.2 euros per share of Telxius.

This participation of 16.65% in the capital stock of Pontel is equivalent, in economic terms, to an indirect participation of 9.99% in the share capital of Telxius.

Alternative performance measures

Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016.

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

The APM included in this report are: Operating Income Before Depreciation and Amortization, Net financial debt and Net financial debt plus commitments, leverage ratio, Free cash flow, Organic result and Underlying result.

Operating income before amortisation (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.

The detailed reconciliation of Telefónica Group’s OIBDA and Operating Income and each of its segments, can be found in this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t4-data.zip”.

The OIBDA is also defined on the financial information published by the Group as of December 31, 2018 (see particularly Note 2 of the Consolidated Financial Statements for the year 2018).

Debt indicators

a) Net financial debt and Net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Payables and other non-current liabilities” and “Payables and other current liabilities” (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component). From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in our consolidated statement of financial position). The accounts included in the net financial debt calculation recorded in “Payables and other non-current liabilities” or “Financial assets and other non-current assets” have a maturity beyond one year and a financial component. In “Receivables and other current assets” we include the customer financing of terminal sales classified as short term, and “Financial assets and other non-current assets” includes derivatives, instalments for the long-term sales of terminals to customers and other long term financial assets.

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management.

We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

The reconciliation of Telefónica Group’s gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus commitments at the end of June 2018 can be found on page 17 of this document and in the financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t4-data.zip”. Net financial debt is also defined on the financial information published by the Group as of December 31, 2018 (see Note 2 of the Consolidated Financial Statements for the year 2018).

b) Leverage ratio

The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.

The reconciliation of the leverage ratio can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t4-data.zip”.

Free Cash Flow

The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders (which is why free cash flows do not consider payments to minority interests). The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on astraight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t4-data.zip”. Free cash flow is also defined in the financial information published by the Group as of December 31, 2018 (see Note 2 of the Consolidated Financial Statements for the year 2018).

Organic Result

Year-on-year changes referred to in this document as “organic” or presented “in organic terms” intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. “Organic” variations provide useful information about the evolution of the business due to several factors:

•

They provide information on the organic performance of the Group’s operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

•

Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term “organic” is not a term defined in IFRS, and the “organic measures” included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “organic” variation 2018/2017 is defined as the reported variation adjusted by the following factors:

•	Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period).

•	Excludes in 2018 the hyperinflation adjustment in Argentina.

•	Considers a constant perimeter of consolidation.

•	Excludes in 2018 the impact of IFRS 15 accounting change.

•	At OIBDA and Operating cash flow levels, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and non-recurrent material impacts.

•	CapEx also excludes investment in spectrum.

For the purposes of this document, “organic” variation 2019/2018 is defined as the reported variation adjusted by the following factors:

•	Assumes average constant foreign exchange rates of 2018, except for Venezuela (2018 and 2019 results converted at the closing synthetic exchange rate for each period).

•	Excludes the hyperinflation adjustment in Argentina.

•	Considers a constant perimeter of consolidation.

•	Excludes in 2019 the impact of IFRS 16 accounting change.

•

At OIBDA and Operating cash flow levels, excludes write-offs, capital gains/losses from the sale of companies, restructuring expenses and non-recurrent material impacts. Sale of towers is no longer excluded in 2019, due to lack of materiality.

•	CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t4-data.zip”.

The Management Report contained in the Consolidated Financial Statements for the period ended December 31, 2018 of Telefónica Group also includes the description of the adjustments for the calculation of the organic variations.

Underlying Result

“Underlying” results or results in “underlying” terms and year-on-year changes referred to in this document as “underlying” or presented “in underlying terms” intend to present a comparison with the adjustment of certain factors which distort the year-on-year comparison of the business performance. Unlike the organic result, no exchange rate or perimeter adjustments are made to the underlying result. Likewise, the underlying result is calculated up to net income, while organic variations are calculated up to the Operating Cash Flow (OIBDA—CapEx). The “underlying” result and variations, provide useful information for the company and market agents because:

•

They provide additional information on the underlying performance of the Group’s operations in the different markets, removing the impact of certain factors which distort the year-on-year comparison, as they are specific to a certain moment and not associated with the ordinary performance of the business, and facilitate the underlying analysis of the business.

•

The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term “underlying” is not a term defined in IFRS, and the “underlying” measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “underlying” variation 2018/2017 is defined as the reported variation as adjusted by the following factors:

•	Excludes in 2018 the impact of IFRS 15 accounting change.

•

At OIBDA level, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and material non-recurrent impacts. Excludes in 2018 the hyperinflation adjustment in Argentina.

•	At net income level, amortisation of assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/142176244/rdos18t4-data.zip”.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”, “aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in the present document are included in the Appendix “Alternative performance measures”, page 17 of this document. Moreover, recipients of this document are invited to read our consolidated financial statements and consolidated management report for the year 2018 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 17, of the pdf file.

Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

Investor Relations

Distrito Telefónica - Ronda de la Comunicación, s/n

28050 Madrid (Spain)

Telephone: +34 91 482 87 00

Pablo Eguirón (pablo.eguiron@telefonica.com)

Isabel Beltrán (i.beltran@telefonica.com)

Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)

Christian Kern (christian.kern@telefonica.com)

ir@telefonica.com

www.telefonica.com/shareholders&investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 21, 2019	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer.